Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
CIM REAL ESTATE FINANCE TRUST, INC.,
CYPRESS MERGER SUB, LLC,
AND
CIM INCOME NAV, INC.
DATED AS OF SEPTEMBER 21, 2021

TABLE OF CONTENTS
-i-

-ii-

EXHIBIT
Exhibit A – Charter Amendment
DISCLOSURE LETTERS
INAV Disclosure Letter
CMFT Disclosure Letter
-iii-

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of September 21, 2021 (this “Agreement”), is entered into by and among CIM Real Estate Finance Trust, Inc., a Maryland corporation (“CMFT”), Cypress Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of CMFT (“Merger Sub”), and CIM Income NAV, Inc., a Maryland corporation (“INAV”). Each of CMFT, Merger Sub and INAV is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.
WHEREAS, the Parties wish to effect a business combination in which INAV will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity, and each share of INAV Common Stock issued and outstanding immediately prior to the Merger Effective Time that is not cancelled and retired pursuant to this Agreement will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”);
WHEREAS, on the recommendation of the special committee (the “INAV Special Committee”) of the board of directors of INAV (the “INAV Board”), the INAV Board has (a) determined that this Agreement, the Charter Amendment, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of INAV, and, with respect to this Agreement and the Merger, are fair and reasonable to INAV and on terms and conditions no less favorable to INAV than those available from unaffiliated third parties, (b) authorized and approved this Agreement, the Charter Amendment, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Merger and the Charter Amendment be submitted for consideration at the Stockholders Meeting, and (d) recommended the approval of the Merger and the Charter Amendment by the INAV stockholders;
WHEREAS, on the recommendation of the special committee (the “CMFT Special Committee”) of the board of directors of CMFT (the “CMFT Board”), the CMFT Board has (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of CMFT, and (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement;
WHEREAS, CMFT, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to approve this Agreement and the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;
WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, INAV and INAV Advisor have entered into a Termination Agreement, which sets forth the terms on which the INAV Advisory Agreement shall terminate effective as of the Merger Effective Time; and
WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.
NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:
Article 1

DEFINITIONS
Section 1.1Definitions.
(a)For purposes of this Agreement:
“Acceptable NDA” means a confidentiality agreement with a term of at least one year and terms (including a standstill provision substantially similar to the standstill provision contained in the Confidentiality Agreement) that are not materially less favorable in the aggregate to INAV than the Confidentiality Agreement.
“Action” means any claim, action, cause of action, demand, suit, litigation, investigation, audit, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).
“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. Notwithstanding the foregoing, (i) CMFT and Merger Sub shall not be deemed Affiliates of INAV and (ii) INAV and INAV Advisor and their respective subsidiaries shall not be deemed Affiliates of CMFT or Merger Sub.
“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than an Acceptable NDA) relating to any Acquisition Proposal.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977 and (ii) any applicable anti-bribery, anti-money laundering, anti-corruption or similar Law of any other jurisdiction.
“Benefit Plan” means, with respect to a Person, any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not funded, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by such Person or any of its subsidiaries including, but not limited to, “employee benefit plans” (within the meaning of Section 3(3) of ERISA), and any employment, consulting, termination, severance, change in control, separation, retention equity option, equity appreciation rights, restricted equity, phantom equity, equity-based compensation, profits interest unit, outperformance, equity purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy, practice, understanding or other arrangement, whether or not subject to ERISA.
“Business Day” means any day ending at 11:59 p.m., New York City time, other than a Saturday, Sunday or any day on which the SDAT or banks located in New York, New York are authorized or required by Law to be closed.
“Charter Amendment” means that amendment to the INAV Charter, substantially in the form attached hereto as Exhibit A.
“CMFT Charter” means the charter of CMFT.
“CMFT Equity Incentive Plan” means CMFT’s 2018 Equity Incentive Plan, as may be amended.
“CMFT Governing Documents” means (i) the Amended and Restated Bylaws of CMFT, adopted effective as of August 14, 2019, (ii) the CMFT Charter, (iii) the Certificate of Limited Partnership, dated as of July 27, 2010, as amended on September 21, 2010, May 19, 2011 and August 15, 2019, of the CMFT Operating Partnership and (iv) the Amended and Restated Agreement of Limited Partnership of the CMFT Operating Partnership, dated as of January 20, 2012, as amended by the First Amendment thereto, dated as of August 15, 2019.
“CMFT Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of CMFT and the CMFT Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of CMFT to consummate the Merger before the Outside Date; provided, however, that the following shall not be deemed to constitute, or be taken into account in determining, whether a CMFT Material Adverse Effect has occurred: (A) any failure of CMFT to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a CMFT Material Adverse Effect), (B) any changes that generally affect the retail and office real estate industries in which CMFT and the CMFT Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the taking of any action expressly required by this Agreement, (G) earthquakes, hurricanes, floods or other natural disasters, (H) any epidemic, pandemic or disease outbreak (including COVID19 or any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, policy, guideline or recommendation by any Governmental Authority in connection with, or in response to, COVID-19 (“COVID-19 Measures”)), and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof, or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Authority in connection with any epidemic, pandemic or disease outbreak, or (I) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Merger (or the interpretation or enforcement of the foregoing), provided, further, that if any event described in any of clauses (B), (C), (D), (E), (G), (H) and (I) has had a disproportionate adverse impact on CMFT and the CMFT Subsidiaries, taken as a whole, relative to others in the retail and office real estate industries in the geographic regions in which CMFT and the CMFT Subsidiaries operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether a CMFT Material Adverse Effect has occurred.
“CMFT Operating Partnership” means CIM Real Estate Finance Operating Partnership, LP, a Delaware limited partnership and the operating partnership of CMFT.
“CMFT Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by CMFT or any CMFT Subsidiary as of the date of this Agreement (including all of CMFT’s or any CMFT Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).
“CMFT Subsidiary” means (i) any corporation of which more than fifty percent (50%) of the outstanding voting securities is directly or indirectly owned by CMFT and (ii) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is directly or indirectly owned by CMFT or of which CMFT or any CMFT Subsidiary is a general partner, manager, managing member or the equivalent, including the CMFT Operating Partnership.
“Code” means the Internal Revenue Code of 1986.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 1, 2021, as may be amended, by and between CMFT and INAV.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other obligation.
“Eligible Shares” means each share of INAV Common Stock outstanding immediately prior to the Merger Effective Time, other than Excluded Shares and the INAV Restricted Share Awards.
“Environmental Law” means any Law (including common law) relating to the investigation, pollution (or cleanup or other remediation thereof), restoration or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to (i) the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances and (ii) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.
“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.
“Exchange Act” means the U.S. Securities Exchange Act of 1934.
“Exchange Ratio” means (i) 2.574 shares of CMFT Common Stock for each share of INAV Class D Common Stock, (ii) 2.622 shares of CMFT Common Stock for each share of INAV Class I Common Stock, (iii) 2.508 shares of CMFT Common Stock for each share of INAV Class S Common Stock and (iv) 2.510 shares of CMFT Common Stock for each share of INAV Class T Common Stock, in each case as such ratio may be adjusted in accordance with Section 3.1(b).
“Excluded Shares” means all shares of INAV Common Stock held, as of immediately prior to the Merger Effective Time, by any Wholly Owned INAV Subsidiary, CMFT or any Wholly Owned CMFT Subsidiary.
“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Proxy

Statement, the preparation, printing and filing of the Form S-4 and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approval, obtaining any third party consents, making any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.
“Fundamental Representations” means the representations and warranties contained in Section 4.1 (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.3(a)(i) (No Conflict; Required Filings and Consents); Section 4.4 (Capital Structure); Section 4.5(h) (Investment Company Act); Section 4.13(b) (Taxes); Section 4.18 (Brokers); Section 4.19 (Opinion of Financial Advisor); Section 4.20 (Takeover Statutes; Appraisal Rights); Section 5.1 (Organization and Qualification; Subsidiaries); Section 5.2 (Authority); Section 5.3(a)(i) (No Conflict; Required Filings and Consents); Section 5.4 (Capital Structure); Section 5.5(h) (Investment Company Act); Section 5.13(a) (Taxes); Section 5.17 (Brokers); and Section 5.18 (Takeover Statutes; Appraisal Rights).
“GAAP” means the United States generally accepted accounting principles.
“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, body, department, self-regulatory organization, arbitration panel or similar entity or subdivision thereof.
“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that is listed, designated, classified or regulated as hazardous or toxic under any Environmental Law; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof, and leadcontaining paint or plumbing; and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.
“INAV Advisor” means CIM Income NAV Advisors, LLC, a Delaware limited liability company and the external investment advisor to INAV.
“INAV Advisory Agreement” means the Second Amended and Restated Advisory Agreement, dated as of November 27, 2018, by and among INAV, INAV Operating Partnership and INAV Advisor.
“INAV Bylaws” means the Bylaws of INAV, dated as of September 28, 2011, as amended by the First Amendment thereto, dated as of June 14, 2012, and as further amended by the Second Amendment thereto, dated as of November 27, 2018, and Third Amendment thereto, dated September 21, 2021.
“INAV Charter” means the charter of INAV.

“INAV Common Stock” means each of and collectively, as applicable, the INAV Class D Common Stock, INAV Class T Common Stock, INAV Class S Common Stock and INAV Class I Common Stock.
“INAV Equity Incentive Plan” means the INAV 2018 Equity Incentive Plan.
“INAV Governing Documents” means the INAV Bylaws, the INAV Charter, the certificate of limited partnership of INAV Operating Partnership, dated as of July 27, 2010, as amended from time to time, and the INAV Operating Partnership Agreement.
“INAV Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of INAV and the INAV Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of INAV to consummate the Merger before the Outside Date; provided, however, that the following shall not be deemed to constitute, or be taken into account in determining, whether an INAV Material Adverse Effect has occurred: (A) any failure of INAV to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been an INAV Material Adverse Effect), (B) any changes that generally affect the retail and office real estate industries in which INAV and the INAV Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the taking of any action expressly required by this Agreement, (G) earthquakes, hurricanes, floods or other natural disasters, (H) any epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 Measures) and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Authority in connection with any epidemic, pandemic or disease outbreak, or (I) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Merger (or the interpretation or enforcement of the foregoing), provided, further, that if any event described in any of clauses (B), (C), (D), (E), (G), (H) and (I) has had a disproportionate adverse impact on INAV and the INAV Subsidiaries, taken as a whole, relative to others in the retail and office real estate industries in the geographic regions in which INAV and the INAV Subsidiaries operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether an INAV Material Adverse Effect has occurred.
“INAV Operating Partnership” means CIM Income NAV Operating Partnership, LP, a Delaware limited partnership and the operating partnership of INAV.

“INAV Operating Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of INAV Operating Partnership, dated as of November 27, 2018.
“INAV Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by INAV or any INAV Subsidiary as of the date of this Agreement (including all of INAV’s or any INAV Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).
“INAV Subsidiary” means (i) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by INAV, and (ii) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by INAV or of which INAV or any INAV Subsidiary is a general partner, manager, managing member or the equivalent, including the INAV Operating Partnership.
“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) net cash payment obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.
“Initial Period” means the period commencing on the date of this Agreement and ending at 11:59 p.m., New York City time, on October 21, 2021.
“Intellectual Property” means all United States and foreign (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and rights in copyrightable works, (iv) rights in confidential and proprietary information, including trade secrets, know-how, ideas, formulae, invention disclosure, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.
“Investment Company Act” means the Investment Company Act of 1940.
“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to INAV, the actual knowledge of the persons named in Section 1.1(a) of the INAV Disclosure Letter and (ii) with respect to CMFT, the actual knowledge of the persons named in Section 1.1(a) of the CMFT Disclosure Letter.
“Law” means any and all domestic (federal, state or local) or foreign laws, statutes, common laws, rules, ordinances, codes, regulations and Orders promulgated by any Governmental Authority.
“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership; other than transfer restrictions arising under applicable securities Laws.
“Order” means a judgment, writ, stipulation, injunction, order or decree of any Governmental Authority.
“Permitted Liens” means any of the following: (i) Liens for current Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith and for which adequate accruals or reserves have been established as of the date of this Agreement; (ii) Liens that are carriers’, suppliers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other similar Liens arising in the ordinary course of business if the underlying obligations are not delinquent, or are being contested in good faith; (iii) with respect to any real property, Liens that are zoning, building or other regulations, requirements, entitlements or other land use or environmental regulations by any Governmental Authority that do not materially impact the use of the real property as currently conducted; (iv) with respect to INAV, Liens that are disclosed on Section 4.10 of the INAV Disclosure Letter, and with respect to CMFT, Liens that are disclosed on Section 5.10 of the CMFT Disclosure Letter; (v) with respect to INAV or CMFT, as applicable, Liens that are disclosed in the most recent Quarterly Report on Form 10-Q filed by such Person; (vi) with respect to INAV, Liens arising pursuant to any INAV Material Contract or, with respect to CMFT, Liens arising pursuant to any CMFT Material Contract; (vii) with respect to any real property of INAV or CMFT, Liens that are recorded in a public record or disclosed on existing title policies made available to the other Party prior to the date hereof and any unrecorded easements (including reciprocal easement agreements), rights of way and other similar restrictions; and (viii) with respect to INAV or CMFT, as applicable, Liens that were incurred in the ordinary course of business since December 31, 2020 and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole.
“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization

(including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).
“Proxy Statement” means the proxy statement relating to the Stockholders Meeting together with any amendment or supplements thereto.
“Qualified Bidder” means a Person that has made during the Initial Period an unsolicited, bona fide written Acquisition Proposal (provided that the Acquisition Proposal by such Person did not result from a breach of Section 7.3) that the INAV Special Committee during the Initial Period has determined in good faith, after consultation with outside legal counsel and outside financial advisors, either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal; provided, however, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person, such Person shall not be deemed to be a “Qualified Bidder” unless INAV shall have notified CMFT by no later than 5:00 p.m., New York City time, on the first (1st) day immediately following the end of the Initial Period that such Person has satisfied such criteria; provided, further, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person, such Person shall immediately and irrevocably cease to be a “Qualified Bidder” if, at any time after the conclusion of the Initial Period, an Acquisition Proposal submitted by such Person is withdrawn, terminates or expires.
“REIT” means a “real estate investment trust” within the meaning of Section 856 of the Code.
“REIT Opinion Counsel” means Morris, Manning & Martin LLP.
“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.
“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).
“Securities Act” means the U.S. Securities Act of 1933.
“Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of INAV Common Stock entitled to vote at the Stockholders Meeting on the Merger and Charter Amendment; provided, however, that, for purposes of approving the Merger, the outstanding shares of INAV Common Stock entitled to vote shall exclude any shares of INAV Common Stock that are owned by (i) the INAV Advisor, (ii) any director of INAV, (iii) any Person directly or indirectly owning, controlling or holding, with the power to vote, ten percent or more of the outstanding voting securities of the INAV Advisor, (iv) any Person of which the INAV Advisor or any director of INAV directly or indirectly owns, controls or holds, with the power to vote, ten percent or more of the outstanding voting securities, (v) any Person directly or indirectly controlling, controlled by or under common control with the INAV Advisor, (vi) any executive officer, director, trustee or general partner of the INAV Advisor or

(vii) any legal entity for which the INAV Advisor or any director of INAV acts as an executive officer, director, trustee or general partner.
“Stockholders Meeting” means the meeting of the holders of shares of INAV Common Stock exclusively for the purpose of seeking the Stockholder Approval, including any postponement or adjournment thereof.
“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.
“Termination Payment” means $14,780,000; provided, however, that, in the event the Termination Payment becomes payable as a result of the termination of this Agreement prior to the Window Period End Time (i) by INAV pursuant to Section 9.1(c)(ii) with respect to a Superior Proposal by a Qualified Bidder or (ii) by CMFT pursuant to Section 9.1(d)(ii) in response to an Adverse Recommendation Change effected in compliance with Section 7.3(d) with respect to or as a result of a Superior Proposal by a Qualified Bidder, then, in the case of either of the immediately preceding clauses (i) or (ii), the “Termination Payment” shall mean $6,720,000.
“Transaction Opinion Counsel” means Sullivan & Cromwell LLP.
“Wholly Owned CMFT Subsidiary” means CMFT Operating Partnership and any wholly owned subsidiary of CMFT or the CMFT Operating Partnership.
“Wholly Owned INAV Subsidiary” means the INAV Operating Partnership and any wholly owned subsidiary of INAV or the INAV Operating Partnership.
“Window Period End Time” means, with respect to a Qualified Bidder, the later of (i) 11:59 p.m., New York City time, on the last day of the Initial Period and (ii) 11:59 p.m., New York City time, on the first (1st) Business Day after the end of any Notice Period (including any extensions thereof pursuant to Section 7.3(e)) with respect to a Superior Proposal by such Qualified Bidder for which such Notice Period commenced on or prior to 11:59 p.m., New York City time, on the last day of the Initial Period.
(b)In addition to the terms defined in Section 1.1(a), the following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Proposal	Section 7.3(j)(i)
Adverse Recommendation Change	Section 7.3(d)
Additional Indemnification Agreements	Section 7.7(a)
Agreement	Preamble
Articles of Merger	Section 2.3
Closing	Section 2.2
Closing Date	Section 2.2
CMFT	Preamble
CMFT Board	Recitals
CMFT Common Stock	Section 5.4(a)
CMFT Disclosure Letter	Article 5
CMFT Insurance Policies	Section 5.14
CMFT Material Contract	Section 5.12
CMFT Permits	Section 5.8(a)
CMFT Preferred Stock	Section 5.4(a)
CMFT SEC Documents	Section 5.5(a)
CMFT Special Committee	Recitals
CMFT Subsidiary Partnership	Section 5.13(g)
CMFT Tax Protection Agreement	Section 5.13(g)
CMFT Terminating Breach	Section 9.1(c)(i)
CMFT Voting Debt	Section 5.4(c)
Escrow Agreement	Section 9.3(f)
Form S-4	Section 7.1(a)
INAV	Preamble
INAV Board	Recitals
INAV Board Recommendation	Section 4.2(c)
INAV Change Notice	Section 7.3(e)(i)
INAV Class D Common Stock	Section 4.4(a)
INAV Class I Common Stock	Section 4.4(a)
INAV Class S Common Stock	Section 4.4(a)
INAV Class T Common Stock	Section 4.4(a)
INAV Disclosure Letter	Article 4
INAV Financial Advisor	Section 4.19
INAV Insurance Policies	Section 4.15
INAV Material Contracts	Section 4.12(a)
INAV Permits	Section 4.8(a)
INAV Preferred Stock	Section 4.4(a)
INAV Restricted Share Award	Section 3.2(a)
INAV SEC Documents	Section 4.5(a)
INAV Special Committee	Recitals

INAV Subsidiary Partnership	Section 4.13(g)
INAV Tax Protection Agreements	Section 4.13(g)
INAV Terminating Breach	Section 9.1(d)(i)
INAV Voting Debt	Section 4.4(c)
Indemnified Parties	Section 7.7(a)
Interim Period	Section 6.1(a)
Intervening Event	Section 7.3(j)(ii)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Effective Time	Section 2.3
Merger Sub	Preamble
MGCL	Recitals
MLLCA	Recitals
Notice Period	Section 7.3(e)(i)
Outside Date	Section 9.1(b)(i)
Party(ies)	Preamble
Permits	Section 4.8(a)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying REIT Income	Section 9.3(f)(i)
Registered Securities	Section 7.1(a)
Sarbanes-Oxley Act	Section 4.5(a)
SDAT	Section 2.3
Superior Proposal	Section 7.3(j)(iii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.20
Taxable REIT Subsidiary	Section 4.1(c)
Termination Payee	Section 9.3(e)
Termination Payor	Section 9.3(e)
Transfer Agent	Section 3.3(a)
Transfer Taxes	Section 7.10(d)

Section 1.2Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(a)when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;
(b)the table of contents and headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;
(d)“or” shall be construed in the inclusive sense of “and/or”;
(e)the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;
(f)all references herein to “$” or dollars shall refer to United States dollars;
(g)no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;
(h)it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;
(i)the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and shall refer to business similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations, subject to any commercially reasonable modifications to past practice made in good faith to respond to the actual or anticipated effects of COVID19 or any COVID19 Measures;
(j)references to a Person are also to its successors and permitted assigns;
(k)except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; and
(l)the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.
Article 2

THE MERGER
Section 2.1The Merger; Other Transactions. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and MLLCA, at the Merger Effective Time, INAV shall be merged with and into Merger Sub, whereupon the separate existence of INAV will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity upon consummation of the Merger, the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned subsidiary of CMFT. The Merger shall have the effects set forth in the applicable provisions of the MGCL, the MLLCA and this Agreement.
Section 2.2Closing. The closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., New York City time, no later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as those conditions are reasonably capable of being satisfied), but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law) (or, if such date is in a period during which the Transfer Agent (as defined below) has indicated it is unable to complete the exchange, the first Business Day thereafter on which the Transfer Agent agrees to effect the exchange in accordance with Section 3.3), or (b) such physical location or other date as may be agreed in writing by INAV and CMFT. The date on which Closing actually takes place is referred to herein as the “Closing Date.”
Section 2.3Effective Time. On the Closing Date, INAV, CMFT and Merger Sub shall (a) cause articles of merger with respect to the Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and the MLLCA (the “Articles of Merger”) and (b) make any other filings, recordings or publications required to be made by INAV, CMFT or the Surviving Entity under the MGCL or MLLCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT) as specified in the Articles of Merger (such date and time, the “Merger Effective Time”), it being understood and agreed that the Parties shall cause the Merger Effective Time to occur on the Closing Date.
Section 2.4Organizational Documents of the Surviving Entity.
(a)At the Merger Effective Time, the CMFT Charter shall remain in effect as the charter of CMFT until thereafter amended in accordance with applicable Law and the applicable provisions of the CMFT Charter.
(b)At the Merger Effective Time and by virtue of the Merger, (i) the articles of organization of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the articles of organization of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of organization, and (ii) the operating agreement of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the operating agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Entity’s articles of organization and operating agreement.
Section 2.5Tax Treatment of Merger. The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall be, and is hereby adopted as, a plan of reorganization for purposes of Section 354 and 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.5, and no Party shall take a position inconsistent with such treatment.
Article 3

EFFECTS OF THE MERGER
Section 3.1Effects of the Merger.
(a)The Merger. At the Merger Effective Time and by virtue of the Merger and without any further action on the part of INAV, CMFT or Merger Sub or the holders of any securities of INAV, CMFT or Merger Sub:
(i)Subject to Section 3.1(b) and Section 3.4, each Eligible Share will be converted into the right to receive from CMFT the number of shares of CMFT Common Stock equal to the applicable Exchange Ratio, subject to the treatment of fractional shares of CMFT Common Stock in accordance with Section 3.1(d) (the “Merger Consideration”);
(ii)All Eligible Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration therefor in accordance with this Agreement;
(iii)All Excluded Shares shall automatically be cancelled and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto, in connection with or as a consequence of the Merger; and
(iv)Each membership interest of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding and, collectively, shall constitute the only issued and outstanding membership interests of the Surviving Entity.
(b)Adjustment of the Merger Consideration. Between the date of this Agreement and the Merger Effective Time, if the issued and outstanding shares of INAV Common Stock, securities convertible or exchangeable into or exercisable for shares of INAV Common Stock, shares of CMFT Common Stock or securities convertible or exchangeable into or exercisable for shares of CMFT Common Stock shall have been changed into a different number of shares or other securities or a different class by reason of any stock split (whether forward or reverse), combination, reclassification, reorganization, recapitalization, distribution, merger or exchange or other similar transaction, or a stock dividend having a record date within such period shall have been declared, then (without limiting any other rights of the Parties hereunder), the applicable Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change, and thereafter all references to such Exchange Ratio shall be deemed to be such Exchange Ratio as so adjusted. For the avoidance of doubt, (i) no adjustment shall be made pursuant to this Section 3.1(b) for any shares of CMFT Common Stock issued pursuant to CMFT’s distribution reinvestment plan and (ii) nothing in this Section 3.1(b) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.
(c)Transfer Books. From and after the Merger Effective Time, the share transfer books of INAV shall be closed, and thereafter there shall be no further registration of transfers of INAV Common Stock. From and after the Merger Effective Time, Persons who held outstanding shares of INAV Common Stock immediately prior to the Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law.
(d)Fractional Shares. Notwithstanding anything to the contrary in this Agreement, no fractional shares of CMFT Common Stock less than 1/1,000th of a share shall be issued pursuant to this Agreement and, in lieu thereof, such fractional shares a Person would otherwise be entitled to receive pursuant to this Agreement, but for this Section 3.1(d), shall be aggregated and rounded up to the nearest 1/1,000th of a share.
Section 3.2INAV Restricted Share Awards.
(a)As of the Merger Effective Time, each restricted share of INAV Common Stock granted under the INAV Equity Incentive Plan, whether vested or unvested, issued and outstanding as of immediately prior to the Merger Effective Time (a “INAV Restricted Share Award”) shall, by virtue of the Merger and without any further action on the part of INAV, CMFT or Merger Sub or the holder of any such securities, cease to represent a restricted share of INAV Common Stock, and each holder thereof shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration, subject to the terms and conditions of Section 3.1(a)(i), as if the shares of INAV Common Stock subject to such INAV Restricted Share Award were Eligible Shares; provided, however, for the avoidance of doubt, amounts deductible pursuant to and in accordance with Section 3.4 shall include such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws with respect to the lapsing of any restrictions on INAV Restricted Share Awards.
(b)Prior to or at the Merger Effective Time, INAV, the INAV Board, CMFT, and the CMFT Board shall adopt any resolutions and take any actions necessary to (i) effectuate the provisions of this Section 3.2 and (ii) with respect to INAV, to terminate the INAV Equity Incentive Plan effective as of the Merger Effective Time and ensure that from and after the Merger Effective Time neither CMFT nor the Surviving Entity will be required to deliver shares of INAV Common Stock or other capital stock of INAV to any Person pursuant to or in settlement of any equity awards of INAV.

Section 3.3Exchange Procedures.
(a)As soon as reasonably practicable after the Merger Effective Time, CMFT shall cause DST Systems, Inc., or any successor transfer agent of CMFT (the “Transfer Agent”), to record on the stock records of CMFT the issuance of shares of CMFT Common Stock (including any fractional shares thereof) equal to the Merger Consideration that is issuable to each holder of Eligible Shares pursuant to Section 3.1 and each holder of INAV Restricted Share Awards pursuant to Section 3.2. For the avoidance of doubt, payment of the Merger Consideration shall only be made to the Person in whose name the relevant Eligible Shares are registered in the stock transfer books of INAV as of the Merger Effective Time.
(b)None of CMFT, INAV, the Surviving Entity, the Transfer Agent, or any employee, officer, director, agent or Affiliate of such entities, shall be liable to any Person in respect of any Merger Consideration (or the appropriate portion thereof) that has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts so delivered that remain unclaimed by holders of Eligible Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of CMFT free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.
(c)No interest shall be paid or accrued on the Merger Consideration (or any amounts in respect thereof, including any dividends payable on shares of CMFT Common Stock) for the benefit of holders of Eligible Shares or INAV Restricted Share Awards.
Section 3.4Withholding Rights. Each and any of CMFT, INAV, the Surviving Entity or the Transfer Agent, or any of their agents, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of INAV Common Stock such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be timely paid to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Section 3.5Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.
Section 3.6General Effects of the Merger. At the Merger Effective Time, the effect of the Merger shall be as set forth in this Agreement and the Articles of Merger and as provided in the applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of INAV and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of INAV and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

Article 4

REPRESENTATIONS AND WARRANTIES OF INAV
Except as set forth in (a) the disclosure letter prepared by INAV and delivered by INAV to CMFT and Merger Sub prior to the execution and delivery of this Agreement (the “INAV Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the INAV Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, or (b) the INAV SEC Documents publicly filed with or publicly furnished to the SEC on or after December 31, 2020 and prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, non-specific, predictive or forward-looking in nature (and then only to the extent that the relevance of any disclosed event, item or occurrence in such filings to a matter covered by a representation or warranty set forth in this Article 4 is reasonably apparent on its face), INAV hereby represents and warrants as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to CMFT and Merger Sub that:
Section 4.1Organization and Qualification; Subsidiaries.
(a)INAV is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. INAV is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect.
(b)Each INAV Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, and (iii) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect.
(c)Section 4.1(c) of the INAV Disclosure Letter sets forth a true and complete list of the INAV Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which INAV and the INAV Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by INAV in each INAV Subsidiary, including a list of each INAV Subsidiary that is (i) a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”), (ii) a “taxable REIT subsidiary” within the meaning of Section 856(1) of the Code (each a “Taxable REIT Subsidiary”) and (iii) an entity taxable as a corporation under the Code that is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.
(d)Neither INAV nor any INAV Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the INAV Subsidiaries and investments in short-term investment securities).
(e)INAV has made available to CMFT complete and correct copies of the INAV Governing Documents, which are in full force and effect as of the date of this Agreement. Each of INAV and the INAV Operating Partnership is in compliance with the terms of its applicable INAV Governing Documents. True and complete copies of INAV’s and the INAV Operating Partnership’s minute books, as applicable, since January 1, 2018 have been made available by INAV to CMFT.
(f)INAV has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the INAV Charter, which exemption or Excepted Holder Limit is currently in effect.
Section 4.2Authority; Approval Required.
(a)INAV has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject only to receipt of the Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by INAV and the consummation by INAV of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of INAV are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to receipt of the Stockholder Approval, the filing of Articles of Amendment relating to the Charter Amendment with, and acceptance for record of such Articles of Amendment, by the SDAT and the filing of the Articles of Merger with, and acceptance for record of such Articles of Merger by, the SDAT.
(b)This Agreement has been duly executed and delivered by INAV and, assuming due authorization, execution and delivery by CMFT and Merger Sub, constitutes a legally valid and binding obligation of INAV, enforceable against INAV in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)On the recommendation of the INAV Special Committee, the INAV Board (including a majority of “Independent Directors” (as such term is defined in the INAV Charter)) not otherwise interested in the Merger has (i) determined that the terms of this Agreement, the Merger, the Charter Amendment and the other transactions contemplated by this Agreement are advisable and in the best interest of INAV and, with respect to this Agreement and the Merger, are fair and reasonable to INAV, and on terms and conditions no less favorable to INAV than those available from unaffiliated third parties, (ii) approved and authorized this Agreement, the Merger, the Charter Amendment and the other transactions contemplated by this Agreement, (iii) directed that the Merger and the Charter Amendment be submitted to a vote of the holders of INAV Common Stock and (iv) except as may be permitted pursuant to Section 7.3, resolved to include the INAV Board recommendation to holders of INAV Common Stock to vote in favor of approval of the Merger and the Charter Amendment (such recommendation, the “INAV Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.
(d)The Stockholder Approval is the only vote of the holders of securities of INAV or the INAV Operating Partnership required to approve the Merger, the Charter Amendment and the other transactions contemplated by this Agreement.
Section 4.3No Conflict; Required Filings and Consents.
(a)The execution and delivery of this Agreement by INAV does not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the Stockholder Approval and the filing of the Articles of Amendment relating to the Charter Amendment with, and the acceptance for record of such Articles of Amendment by, the SDAT, conflict with or violate any provision of (A) the INAV Governing Documents or (B) any equivalent organizational or governing documents of any other INAV Subsidiary, (ii) assuming (solely with respect to performance of this Agreement) compliance with the matters referred to in Section 4.3(b), conflict with or violate any Law or Environmental Permit applicable to INAV or any INAV Subsidiary or by which any property or asset of INAV or any INAV Subsidiary is bound, or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of INAV or any INAV Subsidiary or related to any of their respective properties, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect.
(b)No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by INAV or any INAV Subsidiary with, nor are any required to be made or obtained by, INAV or any INAV Subsidiary with or from any Governmental Authority in connection with the execution, delivery and performance of this Agreement by INAV and the INAV Subsidiaries and the consummation of the Merger or the other transactions contemplated hereby, or in connection with the continuing operation of the business of INAV and the INAV Subsidiaries following the Merger Effective Time, except (i) the filing of the Proxy Statement and Form S-4 and the declaration of effectiveness of the Form S-4 and such other reports under or compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Amendment relating to the Charter Amendment with, and the acceptance for record of such Articles of Amendment by, the SDAT, (iii) the filing of the Articles of Merger with, and the acceptance for record of such Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iv) the filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports, individually or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect. As of the date hereof, to the Knowledge of INAV, there is no reason why the necessary approvals referenced in clause (v) of the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis.
Section 4.4Capital Structure.
(a)The authorized capital stock of INAV consists of 500,000,000 shares of capital stock, of which 122,500,000 shares are designated as Class D common stock, $0.01 par value per share (“INAV Class D Common Stock”), 122,500,000 shares are designated as Class T common stock, $0.01 par value per share (“INAV Class T Common Stock”), 122,500,000 shares are designated as Class I common stock, $0.01 par value per share (“INAV Class I Common Stock”), and 122,500,000 shares are designated as Class S common stock, $0.01 par value per share (“INAV Class S Common Stock”), and 10,000,000 shares are designated as preferred stock, $0.01 par value per share (“INAV Preferred Stock”). At the close of business on September 16, 2021, (i) 14,759,831 shares of INAV Class D Common Stock (inclusive of 34,270 INAV Restricted Share Awards), 13,482,333 shares of INAV Class T Common Stock, 1,073,372 shares of INAV Class I Common Stock, and 7,759 shares of INAV Class S Common Stock were issued and outstanding, (ii) no shares of INAV Preferred Stock were issued and outstanding, (iii) 400,000 shares of INAV Class D Common Stock were reserved for issuance under the INAV Equity Incentive Plan and (iv) 365,730 shares of INAV Class D Common Stock remained available for grant under the INAV Equity Incentive Plan. All of the outstanding shares of capital stock of INAV are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 4.4(a), there is no other outstanding capital stock of INAV.
(b)All of the outstanding shares of capital stock of each of the INAV Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the INAV Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the INAV Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. INAV owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the INAV Subsidiaries, including the INAV Operating Partnership, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights. All of the units of interest in the INAV Operating Partnership are duly authorized and validly issued and were issued in compliance with applicable securities Laws.
(c)There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of INAV or any INAV Subsidiary issued and outstanding (“INAV Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which INAV or any of the INAV Subsidiaries is a party or by which any of them is bound obligating INAV or any of the INAV Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of INAV or any INAV Subsidiary or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, INAV Voting Debt or other equity interests.
(d)Neither INAV nor any INAV Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of INAV or any of the INAV Subsidiaries. Neither INAV nor any INAV Subsidiary has granted any registration rights on any of its capital stock. No INAV Common Stock is owned by any INAV Subsidiary.
(e)INAV does not have a “poison pill” or similar stockholder rights plan.
(f)All dividends or other distributions on the shares of INAV Common Stock or units of interest of the INAV Operating Partnership and any material dividends or other distributions on any securities of any INAV Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).
Section 4.5SEC Documents; Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.
(a)INAV has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by INAV under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) since January 1, 2019 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 4.5(e)) filed with the SEC since January

1, 2019, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “INAV SEC Documents”).
(b)As of their respective filing dates, the INAV SEC Documents (i) complied, or with respect to INAV SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to INAV SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the INAV SEC Documents is, to the Knowledge of INAV, the subject of ongoing SEC review or threatened review, and INAV does not have any outstanding and unresolved comments from the SEC with respect to any INAV SEC Documents. None of the INAV SEC Documents is the subject of any confidential treatment request by INAV.
(c)INAV has made available to CMFT complete and correct copies of all written correspondence between the SEC, on the one hand, and INAV, on the other hand, since December 31, 2019. No INAV Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.
(d)At all applicable times, INAV has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.
(e)The consolidated audited and unaudited financial statements of INAV and the INAV Subsidiaries included, or incorporated by reference, in the INAV SEC Documents, including the related notes and schedules, (i) have been or will be, as the case may be, prepared from the books and records of INAV and INAV Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act, which such adjustments are not, individually or in the aggregate, material to INAV) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of INAV and the INAV Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of INAV and the INAV Subsidiaries for the periods presented therein.
(f)(A) INAV maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by INAV in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to INAV’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of INAV required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting INAV’s principal executive officer and principal financial officer to material information required to be included in INAV’s periodic reports required under the Exchange Act. INAV and INAV Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorizations, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. INAV has disclosed to INAV’s auditors and audit committee (and made summaries of such disclosures available to CMFT), based on the most recent evaluation by its chief executive officer and its chief financial officer prior to the date of this Agreement, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect INAV’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.
(g)INAV is not, and none of the INAV Subsidiaries is, a party to, and neither INAV nor any INAV Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among INAV and any INAV Subsidiary, on the one hand, and any unconsolidated Affiliate of INAV or any INAV Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, INAV, any INAV Subsidiary or INAV’s or such INAV Subsidiary’s audited financial statements or other INAV SEC Documents.
(h)Neither INAV nor any INAV Subsidiary is required to be registered as an investment company under the Investment Company Act.
(i)INAV and INAV Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance with applicable Anti-Corruption Laws. Neither INAV nor any INAV Subsidiary nor, to the Knowledge of INAV, any director, officer or Representative of INAV or any INAV Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither INAV nor any INAV Subsidiary has received any written communication that alleges that INAV or any INAV Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.
Section 4.6Absence of Certain Changes or Events. Since December 31, 2020 through the date of this Agreement, (a) INAV and each INAV Subsidiary have conducted their respective business in all material respects in the ordinary course of business consistent with past practice, (b) neither INAV nor any INAV Subsidiary has taken any action that would have been prohibited by Section 6.1(b) (Conduct of the Business of INAV) if taken from and after the date of this Agreement and (c) there has not been any INAV Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have an INAV Material Adverse Effect.
Section 4.7No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of INAV dated as of December 31, 2020 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2020, neither INAV nor any INAV Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, an INAV Material Adverse Effect.
Section 4.8Permits; Compliance with Law.
(a)Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.11, which are addressed solely in that Section, INAV and each INAV Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority (“Permits”) necessary for INAV and each INAV Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “INAV Permits”), and all such INAV Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the INAV Permits, individually, or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect. INAV has paid all fees and assessments due and payable, in each case, in connection with all such Permits except where failure to pay, individually or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect. No event has occurred with respect to any of the INAV Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such INAV Permits. Neither INAV nor any of the INAV Subsidiaries has received any notice indicating, nor to the Knowledge of INAV, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of INAV or the INAV Subsidiaries or the INAV Properties that impairs the validity of any INAV Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any INAV Permit, except where the impairment or revocation of any such INAV Permits, individually, or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect.
(b)Since January 1, 2019, neither INAV nor any INAV Subsidiary has been in conflict with, or in default or violation of, (i) any Law applicable to INAV or any INAV Subsidiary or by which any property or asset of INAV or any INAV Subsidiary is bound (except for compliance with Laws addressed in Section 4.10, Section 4.11, Section 4.13 and Section 4.16 which are solely addressed in those Sections) or (ii) any INAV Permits (except for the INAV Permits addressed in Section 4.11, which are solely addressed in that Section), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect.
Section 4.9Litigation. There is no material Action to which INAV or any INAV Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of INAV, threatened before any Governmental Authority and, to the Knowledge of INAV, there is no basis for any such Action. Neither INAV nor any INAV Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of INAV or the INAV Subsidiaries. No Order has been issued in any proceeding to which INAV or any of the INAV Subsidiaries is or was a party, or, to the Knowledge of INAV, in any other proceeding, that enjoins or requires INAV or any of the INAV Subsidiaries to take action of any kind with respect to its businesses, assets or properties.
Section 4.10Properties.
(a)INAV has made available to CMFT a list of each parcel of real property currently owned or ground leased by INAV or any INAV Subsidiary, together with the applicable INAV Subsidiary owning or leasing such property. Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports) and except as would not reasonably be expected to be material to INAV and the INAV Subsidiaries, taken as a whole, INAV or an INAV Subsidiary has good, marketable and insurable indefeasible fee simple title or valid leasehold interest to each of the owned INAV Properties, free and clear of Liens, except for Permitted Liens. Except as would not reasonably be expected to have an INAV Material Adverse Effect, (i) neither INAV nor any INAV Subsidiary has received written notice of any uncured violation of any Law affecting any portion of any of the INAV Properties issued by any Governmental Authority and (ii) neither INAV nor any INAV Subsidiary has received written notice to the effect that there is any (A) condemnation or rezoning proceeding that is pending or, to the Knowledge of INAV, threatened with respect to any of the INAV Properties or (B) zoning, building or similar Law that is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the INAV Properties or by the continued maintenance, operation or use of the parking areas associated with the INAV Properties.
(b)Except as disclosed in property condition assessments and similar structural engineering reports relating to the INAV Properties, INAV has not received written notice of, nor does INAV have any Knowledge of, any latent defects or adverse physical conditions affecting any of the INAV Properties or the improvements thereon that have not been corrected or cured prior to the date of this Agreement, except as has not had and would not reasonably be expected to have an INAV Material Adverse Effect.
(c)INAV and the INAV Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them except as would not reasonably be expected to be material to INAV or the INAV Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to INAV or the INAV Subsidiaries, taken as a whole, neither INAV’s nor the INAV Subsidiaries’ ownership of any such personal property is subject to any Liens, other than Permitted Liens.
(d)A policy of title insurance has been issued for each INAV Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by INAV or the applicable INAV Subsidiary with respect to INAV Properties that are not subject to ground leases and (B) a valid leasehold estate held by INAV or the applicable INAV Subsidiary that are subject to ground leases and (ii) to the Knowledge of INAV, such insurance policies are in full force and effect.
Section 4.11Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect: (i) no written notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of INAV, is threatened, in each case relating to INAV or any of the INAV Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) INAV and the INAV Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) INAV and each of the INAV Subsidiaries is in possession of all Environmental Permits necessary for INAV and each INAV Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect; (iv) any and all Hazardous Substances disposed of by INAV and each INAV Subsidiary since January 1, 2016 were disposed in accordance with all applicable Environmental Laws and Environmental Permits; (v) INAV and the INAV Subsidiaries are not subject to any Order, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations of INAV or any of the INAV Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.
Section 4.12Material Contracts.
(a)Each Contract required to be filed (or incorporated by reference) as an exhibit to any INAV SEC Document filed on or after January 1, 2021 pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act has been so filed (or incorporated by reference) (such Contracts, together with those Contracts described in Section 4.12(b), “INAV Material Contracts”).
(b)Other than the Contracts described in Section 4.12(a) and except for this Agreement, Section 4.12(b) of the INAV Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto, to which INAV or any INAV Subsidiary is a party or by which it is bound or to which any INAV Property or other material asset is subject, that:
(i)obligates INAV or any INAV Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of two million five hundred thousand dollars ($2,500,000) and is not cancelable within ninety (90) days without material penalty to INAV or any INAV Subsidiary;
(ii)contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that materially restricts the business of INAV or any INAV Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by INAV or any INAV Subsidiary or the geographic area in which INAV or any INAV Subsidiary may conduct business;
(iii)obligates INAV or any INAV Subsidiary to indemnify any past or present directors, officers, or employees of INAV or any INAV Subsidiary, other than the INAV Governing Documents or any equivalent organizational or governing documents of any other INAV Subsidiary;

(iv)constitutes (A) an Indebtedness obligation of INAV or any INAV Subsidiary with a principal amount as of the date hereof greater than fifty million dollars ($50,000,000) or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person (including INAV or an INAV Subsidiary) has directly or indirectly guaranteed Indebtedness, liabilities or obligations of INAV or an INAV Subsidiary or (2) INAV or an INAV Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (other than INAV or another INAV Subsidiary);
(v)provides for the pending purchase or sale, option to purchase or sell or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) (other than any right of first refusal or right of first offer) of (A) any real property (including any INAV Property or any portion thereof) or (B) any other asset of INAV or any INAV Subsidiary or equity interests of any Person, in the case of (A) and (B), with a purchase or sale price greater than two million five hundred thousand dollars ($2,500,000);
(vi)constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;
(vii)constitutes a loan to any Person (other than a Wholly Owned INAV Subsidiary) by INAV or any INAV Subsidiary;
(viii)sets forth the operational or economic terms of a joint venture, partnership, limited liability company or strategic alliance of INAV or any INAV Subsidiary with a third party;
(ix)prohibits the pledging of the capital stock of INAV or any INAV Subsidiary or prohibits the issuance of guarantees by any INAV Subsidiary;
(x)contains covenants limiting the ability of INAV or any INAV Subsidiary to sell, transfer, pledge or otherwise dispose of any material assets or business of INAV or any INAV Subsidiary;
(xi)contains restrictions on the ability of INAV or any INAV Subsidiary to pay dividends or other distributions, other than the INAV Governing Documents or any equivalent organizational or governing documents of any other INAV Subsidiary;
(xii)has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of two million five hundred thousand dollars ($2,500,000);
(xiii)provides for the management or operation of any of the INAV Properties on behalf of INAV or any INAV Subsidiary by any third party;

(xiv)is a lease, sublease, license or other rental agreement or occupancy agreement (written or verbal) which grants any possessory interest in and to any space situated on or in the INAV Properties or that otherwise gives rights with regard to the use of the INAV Properties pursuant to which INAV or any INAV Subsidiary expects to receive two percent (2.0%) or more of its aggregate annualized rental income per year as of June 30, 2021;
(xv)is a ground lease under which INAV or an INAV Subsidiary holds a leasehold interest in the INAV Properties or any portion thereof;
(xvi)provides a right of first refusal or right of first offer of any real property (including any INAV Property or any portion thereof) having annualized straight-line rents as of June 30, 2021 representing greater than 1.0% of INAV’s rental revenues for the year ended December 31, 2020, which right of first refusal or right of first offer would be triggered by the consummation of the transactions contemplated by this Agreement; or
(xvii)is both (A) not made in the ordinary course of business consistent with past practice and (B) material to INAV and the INAV Subsidiaries, taken as a whole.
(c)Each INAV Material Contract is legal, valid, binding on and enforceable against INAV or the INAV Subsidiary that is a party thereto and, to the Knowledge of INAV, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). INAV and each INAV Subsidiary has performed all obligations required to be performed by it under each INAV Material Contract and, to the Knowledge of INAV, each other party thereto has performed all obligations required to be performed by it under such INAV Material Contract, except where in each case the failure to perform, individually or in the aggregate, would not reasonably be expected to be material to INAV and the INAV Subsidiaries, taken as a whole. None of INAV, any INAV Subsidiary or, to the Knowledge of INAV, any other party thereto, is in breach or violation of, or default under, any INAV Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any INAV Material Contract, except in each case where such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to INAV and the INAV Subsidiaries, taken as a whole. Neither INAV nor any INAV Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any INAV Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect.
(d)(i) Neither INAV nor any INAV Subsidiary is in receipt of any pending written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any INAV Material Contract, (ii) no party is exercising, or threatening to exercise, any force majeure or similar provision under any INAV Material Contract and (iii) no party is seeking to, or threatening to, withhold or otherwise delay amounts payable to INAV or any INAV Subsidiary under any INAV Material Contract as a result of COVID19 or the COVID19 Measures (whether or not INAV or such INAV Subsidiary granted any forgiveness or deferral).
(e)Neither INAV nor any INAV Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.
Section 4.13Taxes.
(a)INAV and each INAV Subsidiary has timely filed with the appropriate Governmental Authority all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. INAV and each INAV Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and complete copies of all United States federal income Tax Returns that have been filed with the IRS by INAV and each INAV Subsidiary with respect to the taxable years ending on or after December 31, 2014 have been made available to CMFT. No written claim has been proposed by any Governmental Authority in any jurisdiction where INAV or any INAV Subsidiary do not file Tax Returns that INAV or any INAV Subsidiary is or may be subject to Tax by such jurisdiction.
(b)Beginning with INAV’s taxable year ended on December 31, 2014, (i) INAV has been organized and operated in conformity with the requirements to qualify as a REIT under the Code, (ii) the current and proposed method of operation for INAV is expected to enable INAV to continue to meet the requirements for qualification as a REIT through and including INAV’s final taxable year ending with the Merger Effective Time (assuming the Closing of the Merger in accordance with the terms of this Agreement), and (iii) INAV has not taken any action that would, or omitted to take any action the omission of which would, reasonably be expected to result in INAV’s failure to qualify as a REIT, and no challenge to INAV’s status as a REIT is pending or threatened in writing.
(c)(i) There are no audits, investigations by any Governmental Authority or other proceedings pending or threatened in writing with regard to any material Taxes or material Tax Returns of INAV or any INAV Subsidiary; (ii) no deficiency for any material Taxes of INAV or any INAV Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect; (iii) neither INAV nor any INAV Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time (other than pursuant to an automatic extension to file a Tax Return requested in the ordinary course of business) with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither INAV nor any INAV Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions; and (v) neither INAV nor any INAV Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).
(d)Each INAV Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been, since it became an INAV Subsidiary, treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No INAV Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.
(e)Neither INAV nor any INAV Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor has it disposed of any such asset during its current taxable year.
(f)INAV and the INAV Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.
(g)There are no INAV Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of INAV threatened to raise, a material claim against INAV or any INAV Subsidiary for any breach of any INAV Tax Protection Agreements. As used herein, “INAV Tax Protection Agreements” means any written agreement to which INAV or any INAV Subsidiary is a party pursuant to which: (i) any liability of INAV or any INAV Subsidiary to holders of limited partnership interests or limited liability company interests in an INAV Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in an INAV Subsidiary Partnership, INAV or any INAV Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “INAV Subsidiary Partnership” means an INAV Subsidiary that is treated as a partnership for United States federal income tax purposes.

(h)There are no Tax Liens upon any property or assets of INAV or any INAV Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(i)There are no Tax allocation or sharing agreements or similar arrangements (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely INAV and the INAV Subsidiaries) with respect to or involving INAV or any INAV Subsidiary, and after the Closing Date neither INAV nor any INAV Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.
(j)Except for property Tax appeals made in the ordinary course of business, neither INAV nor any INAV Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither INAV nor any INAV Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.
(k)Neither INAV nor any INAV Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any INAV Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise.
(l)Neither INAV nor any INAV Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(m)Neither INAV nor any INAV Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(n)No written power of attorney that has been granted by INAV or any INAV Subsidiary (other than to INAV or an INAV Subsidiary) currently is in force with respect to any matter relating to material Taxes.
(o)INAV does not own a direct or indirect interest in any entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.
(p)INAV’s deduction for dividends paid, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (I) INAV’s real estate investment trust taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any deduction for dividends paid for such year and (II) INAV’s net capital gain for such year.
(q)The INAV Operating Partnership is properly classified as a disregarded entity for U.S. federal and applicable state and local income tax purposes.
Section 4.14Intellectual Property. Neither INAV nor any INAV Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by INAV or any INAV Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have an INAV Material Adverse Effect, (i) no Intellectual Property used by INAV or any INAV Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) to INAV’s Knowledge, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of INAV or any INAV Subsidiary, and (iii) INAV and the INAV Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of INAV and the INAV Subsidiaries as it is currently conducted. Since January 1, 2019, neither INAV nor any INAV Subsidiary has received any written or, to the Knowledge of INAV, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.
Section 4.15Insurance. Section 4.15 of the INAV Disclosure Letter sets forth, for all material insurance policies and all material fidelity bonds of INAV and the INAV Subsidiaries, the general type of insurance, insurer, policy number and aggregate limit (the “INAV Insurance Policies”). All such insurance policies are in full force and effect and no written notice of cancellation or termination has been received by INAV or any INAV Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually, or in the aggregate, would not reasonably be expected to be material to INAV and the INAV Subsidiaries, taken as a whole, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any INAV Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all INAV Insurance Policies have been paid, and (c) INAV and the INAV Subsidiaries have otherwise complied in all material respects with the terms and conditions of all INAV Insurance Policies.
Section 4.16Benefit Plans.
(a)Other than the INAV Equity Incentive Plan, INAV and the INAV Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither INAV nor any INAV Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.
(b)None of INAV, any INAV Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).
(c)Neither INAV nor any INAV Subsidiary has, or has ever had, any employees.
Section 4.17Related Party Transactions. Except as described in the publicly available INAV SEC Documents filed with or furnished to the SEC on or after January 1, 2019 and prior to the date hereof, no agreements, arrangements or understandings between INAV or any INAV Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among INAV and INAV Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.
Section 4.18Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.18 of the INAV Disclosure Letter, pursuant to the terms of the engagement letter between INAV and such Person, true, correct and complete copies of which have been provided to CMFT prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of INAV or any INAV Subsidiary.
Section 4.19Opinion of Financial Advisor. The INAV Special Committee and the INAV Board each has received the oral opinion (which opinion has been or will be confirmed in writing) of HFF Securities, L.P., an affiliate of Jones Lang LaSalle Americas, Inc. (the “INAV Financial Advisor”), to the effect that, as of the date of this Agreement and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, each Exchange Ratio is fair, from a financial point of view, to the holders of shares of the INAV Common Stock. INAV will deliver to CMFT a complete and correct copy of such opinion promptly after receipt thereof by the INAV Board solely for informational purposes (though such delivery need not be prior to entering into this Agreement).
Section 4.20Takeover Statutes; Appraisal Rights. Neither INAV nor any INAV Subsidiary is, nor at any time during the last two (2) years was, an “interested stockholder” of CMFT as defined in Section 3-601 of the MGCL. The INAV Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger and no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Pursuant to the INAV Charter, no dissenters’, appraisal or similar rights are available to the holders of INAV Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 4.21COVID-19.
(a)Each of INAV and the INAV Subsidiaries has complied with all applicable mandatory public health mandates announced by Governmental Authorities to address COVID-19, including the COVID-19 Measures, in all material respects.
(b)Neither INAV nor any INAV Subsidiary has incurred any Indebtedness or received any funding (regardless of whether constituting Indebtedness), or applied for any such Indebtedness or funding, pursuant to the Coronavirus Aid, Relief, and Economic Security Act or any other economic relief or stimulus legislation or program, in each case related to COVID-19.
Section 4.22No Other Representations and Warranties; Non-Reliance.
(a)Except for the representations and warranties expressly set forth in this Article 4, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither INAV nor any Person on behalf of INAV has made any representation or warranty, expressed or implied, with respect to INAV, any INAV Subsidiary, including their respective businesses, operations, assets (including the INAV Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding INAV or any INAV Subsidiary.
(b)Notwithstanding anything contained in this Agreement to the contrary, INAV acknowledges and agrees with the representation of CMFT and Merger Sub in Section 5.21(a), and hereby acknowledges and confirms that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) none of CMFT, Merger Sub or any other Person has made or is making, and (ii) INAV and its Representatives are not relying on, any representations or warranties relating to the CMFT or Merger Sub whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to INAV or any of its Representatives by CMFT, Merger Sub or their Representatives.
Article 5

REPRESENTATIONS AND WARRANTIES OF CMFT AND MERGER SUB
Except as set forth in (a) the disclosure letter prepared by CMFT and Merger Sub and delivered by CMFT to INAV prior to the execution and delivery of this Agreement (the “CMFT Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the CMFT Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, or (b) the CMFT SEC Documents publicly filed with or publicly furnished to the SEC on or after December 31, 2020 and prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, nonspecific, predictive or forward-looking in nature (and then only to the extent that the relevance of any disclosed event, item or occurrence in such filings to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face), CMFT and Merger Sub hereby jointly and severally represent and warrant as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to INAV that:
Section 5.1Organization and Qualification; Subsidiaries.
(a)CMFT is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of CMFT and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.
(b)Each CMFT Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.
(c)Neither CMFT nor any CMFT Subsidiary directly or indirectly owns any equity interest or equity investment in any Person (other than in the CMFT Subsidiaries and investments).
(d)CMFT has made available to INAV complete and correct copies of the CMFT Governing Documents, which are in full force and effect as of the date of this Agreement. Each of CMFT and the CMFT Operating Partnership is in compliance with the terms of its applicable CMFT Governing Documents. True and complete copies of CMFT’s and the CMFT Operating Partnership’s minute books, as applicable, since January 1, 2018 have been made available by CMFT to INAV.

(e)CMFT has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the CMFT Charter, which exemption or Excepted Holder Limit is currently in effect.
Section 5.2Authority.
(a)Each of CMFT and Merger Sub has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by each of CMFT and Merger Sub and the consummation by CMFT and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, and no other corporate or limited liability company proceedings on the part of CMFT or Merger Sub are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, to the filing of the Articles of Merger with, and acceptance for record of such Articles of Merger by, the SDAT.
(b)This Agreement has been duly executed and delivered by CMFT and Merger Sub and, assuming due authorization, execution and delivery by INAV, constitutes a legally valid and binding obligation of each of CMFT and Merger Sub enforceable against CMFT and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
(c)On the recommendation of the CMFT Special Committee, the CMFT Board (including a majority of directors and independent directors not otherwise interested in the Merger) has (i) determined that the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of CMFT, and (ii) approved and authorized this Agreement, the Merger and the other transactions contemplated by this Agreement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.
(d)No vote of any holders of securities of CMFT is required to approve the Merger and the other transactions contemplated by this Agreement.
(e)CMFT, as the sole member of Merger Sub, has approved this Agreement and the Merger.
Section 5.3No Conflict; Required Filings and Consents.
(a)The execution and delivery of this Agreement by each of CMFT and Merger Sub do not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) the CMFT Governing Documents or (B) any equivalent organizational or governing documents of any other CMFT Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or Environmental Permit applicable to CMFT or any CMFT Subsidiary or by which any property or asset of CMFT or any CMFT Subsidiary is bound, or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of CMFT or any CMFT Subsidiary or related to any of their respective properties, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.
(b)No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by CMFT or any CMFT Subsidiary with, nor are any required to be made or obtained by CMFT or any CMFT Subsidiary with or from any Governmental Authority, in connection with the execution, delivery and performance of this Agreement by CMFT and the CMFT Subsidiaries and the consummation of the Merger or the other transactions contemplated hereby, or in connection with the continuing operation of the business of CMFT and the CMFT Subsidiaries following the Merger Effective Time, except (i) the filing of the Form S-4 and the declaration of effectiveness of the Form S-4 and such other reports under or compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect. As of the date hereof, to the Knowledge of CMFT, there is no reason why the necessary approvals referenced in clause (v) of the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis.
Section 5.4Capital Structure.
(a)The authorized capital stock of CMFT consists of 500,000,000 shares of capital stock, of which 490,000,000 shares are designated as common stock with a par value of $0.01 per share (“CMFT Common Stock”) and 10,000,000 shares are designated as preferred stock with a par value of $0.01 per share (“CMFT Preferred Stock”). At the close of business on September 16, 2021, (i) 362,552,869 shares of CMFT Common Stock (inclusive of 58,669 restricted shares of CMFT Common Stock granted under the CMFT Equity Incentive Plan) were issued and outstanding, (ii) no shares of CMFT Preferred Stock were issued and outstanding, (iii) 400,000 shares of CMFT Common Stock were reserved for issuance under the CMFT Equity Incentive Plan and (iv) 341,331 shares of CMFT Common Stock remained available for grant under the CMFT Equity Incentive Plan. All of the outstanding shares of capital stock of

CMFT are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 5.4, there is no other outstanding capital stock of CMFT. All shares to be issued by CMFT as Merger Consideration, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.
(b)All of the outstanding shares of capital stock of each of the CMFT Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the CMFT Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the CMFT Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. CMFT owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the CMFT Subsidiaries, including the CMFT Operating Partnership, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights. All of the units of interest in the CMFT Operating Partnership are duly authorized and validly issued and were issued in compliance with applicable securities Laws.
(c)There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of CMFT or any CMFT Subsidiary issued and outstanding (“CMFT Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which CMFT is a party or by which any of them is bound obligating CMFT to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of CMFT or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or CMFT Voting Debt or other equity interests.
(d)Neither CMFT nor any CMFT Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of CMFT. CMFT has not granted any registration rights on any of its capital stock. No CMFT Common Stock is owned by any CMFT Subsidiary.
(e)CMFT does not have a “poison pill” or similar stockholder rights plan.
(f)All dividends or other distributions on the shares of CMFT Common Stock or units of interest of the CMFT Operating Partnership and any material dividends or other distributions on any securities of any CMFT Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).
Section 5.5SEC Documents; Financial Statements; Internal Controls; Off-Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.
(a)CMFT has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by CMFT under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since January 1, 2019 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 5.5(e)) filed with the SEC since January 1, 2019, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “CMFT SEC Documents”).
(b)As of their respective filing dates, the CMFT SEC Documents (i) complied, or with respect to CMFT SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to CMFT SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the CMFT SEC Documents is, to the Knowledge of CMFT, the subject of ongoing SEC review or threatened review, and CMFT does not have any outstanding and unresolved comments from the SEC with respect to any CMFT SEC Documents. None of the CMFT SEC Documents is the subject of any confidential treatment request by CMFT.
(c)CMFT has made available to INAV complete and correct copies of all written correspondence between the SEC, on the one hand, and CMFT, on the other hand, since December 31, 2019. No CMFT Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.
(d)At all applicable times, CMFT has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.
(e)The consolidated audited and unaudited financial statements of CMFT and the CMFT Subsidiaries included, or incorporated by reference, in the CMFT SEC Documents, including the related notes and schedules, (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of CMFT and the CMFT Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act, which such adjustments are not, individually or in the aggregate, material to CMFT) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of CMFT and the CMFT Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of CMFT and the CMFT Subsidiaries for the periods presented therein.
(f)(A) CMFT maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by CMFT in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to CMFT’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of CMFT required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting CMFT’s principal executive officer and principal financial officer to material information required to be included in CMFT’s periodic reports required under the Exchange Act. CMFT and CMFT Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorizations, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. CMFT has disclosed to CMFT’s auditors and audit committee (and made summaries of such disclosures available to INAV), based on the most recent evaluation by its chief executive officer and its chief financial officer prior to the date of this Agreement, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect CMFT’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.
(g)CMFT is not, and none of the CMFT Subsidiaries is, a party to, and neither CMFT nor any CMFT Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among CMFT and any CMFT Subsidiary, on the one hand, and any unconsolidated Affiliate of CMFT or any CMFT Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, CMFT, any CMFT Subsidiary or CMFT’s or such CMFT Subsidiary’s audited financial statements or other CMFT SEC Documents.
(h)Neither CMFT nor any CMFT Subsidiary is required to be registered as an investment company under the Investment Company Act.
(i)CMFT and CMFT Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance with applicable Anti-Corruption Laws. Neither CMFT nor any CMFT Subsidiary nor, to the Knowledge of CMFT, any director, officer or Representative of CMFT or any CMFT Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither CMFT nor any CMFT Subsidiary has received any written communication that alleges that CMFT or any CMFT Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law
Section 5.6Absence of Certain Changes or Events. Since December 31, 2020, (a) CMFT and each CMFT Subsidiary have conducted their respective business in all material respects in the ordinary course of business consistent with past practice, (b) neither CMFT nor any CMFT Subsidiary has taken any action that would have been prohibited by Section 6.2(b) (Conduct of the Business of CMFT) if taken from and after the date of this Agreement and (c) there has not been any CMFT Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a CMFT Material Adverse Effect.

Section 5.7No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of CMFT dated as of December 31, 2020 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2020, neither CMFT nor any CMFT Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a CMFT Material Adverse Effect.
Section 5.8Permits; Compliance with Law.
(a)Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.11, which are addressed solely in that Section, CMFT and each CMFT Subsidiary is in possession of all Permits necessary for CMFT and each CMFT Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “CMFT Permits”), and all such CMFT Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the CMFT Permits, individually, or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect. CMFT has paid all fees and assessments due and payable, in each case, in connection with all such Permits except where failure to pay, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect. No event has occurred with respect to any of the CMFT Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such CMFT Permits. Neither CMFT nor any of the CMFT Subsidiaries has received any notice indicating, nor to the Knowledge of CMFT, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of CMFT or the CMFT Subsidiaries or the CMFT Properties that impairs the validity of any CMFT Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any CMFT Permit, except where the impairment or revocation of any such CMFT Permits, individually, or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.
(b)Since January 1, 2019, neither CMFT nor any CMFT Subsidiary has been in conflict with, or in default or violation of, (i) any Law applicable to CMFT or any CMFT Subsidiary or by which any property or asset of CMFT or any CMFT Subsidiary is bound (except for compliance with Laws addressed in Section 5.10, Section 5.11, Section 5.13, and Section 5.16, respectively, which are solely addressed in those Sections), or (ii) any CMFT Permits (except for the CMFT Permits addressed in Section 5.11, which are solely addressed in that Section), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

Section 5.9Litigation. There is no material Action to which CMFT or any CMFT Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of CMFT, threatened before any Governmental Authority and, to the Knowledge of CMFT, there is no basis for any such Action. Neither CMFT nor any CMFT Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of CMFT or the CMFT Subsidiaries. No Order has been issued in any proceeding to which CMFT or any of the CMFT Subsidiaries is or was a party, or, to the Knowledge of CMFT, in any other proceeding, that enjoins or requires CMFT or any of the CMFT Subsidiaries to take action of any kind with respect to its businesses, assets or properties.
Section 5.10Properties.
(a)Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports) and except as would not reasonably be expected to be material to CMFT or the CMFT Subsidiaries, taken as a whole, CMFT or a CMFT Subsidiary has good, marketable and insurable indefeasible fee simple title or valid leasehold interest to each of the owned CMFT Properties, free and clear of Liens, except for Permitted Liens. Except as would not reasonably be expected to have a CMFT Material Adverse Effect, (i) neither CMFT nor any CMFT Subsidiary has received written notice of any uncured violation of any Law affecting any portion of any of the CMFT Properties issued by any Governmental Authority and (ii) neither CMFT nor any CMFT Subsidiary has received written notice to the effect that there is any (A) condemnation or rezoning proceeding that is pending or, to the Knowledge of CMFT, threatened with respect to any of the CMFT Properties or (B) zoning, building or similar Law that is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the CMFT Properties or by the continued maintenance, operation or use of the parking areas associated with the CMFT Properties.
(b)Except as disclosed in property condition assessments and similar structural engineering reports relating to the CMFT Properties, CMFT has not received written notice of, nor does CMFT have any Knowledge of, any latent defects or adverse physical conditions affecting any of the CMFT Properties or the improvements thereon that have not been corrected or cured prior to the date of this Agreement, except as has not had and would not reasonably be expected to have a CMFT Material Adverse Effect.
(c)A policy of title insurance has been issued for each CMFT Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by CMFT or the applicable CMFT Subsidiary with respect to CMFT Properties that are not subject to ground leases and (B) valid leasehold estate held by CMFT or the applicable CMFT Subsidiary that are subject to ground leases and (ii) to the Knowledge of CMFT, such insurance policies are in full force and effect.
Section 5.11Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect: (i) no written notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of CMFT, is threatened, in each case relating to CMFT or any of the CMFT Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) CMFT and the CMFT Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) CMFT and each of the CMFT Subsidiaries is in possession of all Environmental Permits necessary for CMFT and each CMFT Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect; (iv) any and all Hazardous Substances disposed of by CMFT and each CMFT Subsidiary since January 1, 2016 were disposed in accordance with all applicable Environmental Laws and Environmental Permits; (v) CMFT and the CMFT Subsidiaries are not subject to any Order, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi), there are no liabilities or obligations of CMFT or any of the CMFT Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.
Section 5.12Material Contracts.
(a)Each Contract required to be filed (or incorporated by reference) as an exhibit to any CMFT SEC Document filed on or after January 1, 2021 pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation SK promulgated under the Securities Act has been so filed (or incorporated by reference) (such Contracts, together with those Contracts described in Section 5.12(b) “CMFT Material Contracts”).
(b)Other than the Contracts described in Section 5.12(a) and except for this Agreement, Section 5.12(b) of the CMFT Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto, to which CMFT or any CMFT Subsidiary is a party or by which it is bound or to which any CMFT Property or other material asset is subject, that:
(i)constitutes (A) an Indebtedness obligation of CMFT or any CMFT Subsidiary with a principal amount as of the date hereof greater than one hundred million dollars ($100,000,000) or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person (including CMFT or any CMFT Subsidiary) has directly or indirectly guaranteed Indebtedness, liabilities or obligations of CMFT or any CMFT Subsidiary or (2) CMFT or any CMFT Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (other than CMFT or any CMFT Subsidiary);
(ii)provides for the pending purchase or sale, option to purchase or sell or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) (other than any right of first refusal or right of first offer) of (A) any real property (including any CMFT Property or any portion thereof) or (B) any other asset of CMFT or any CMFT Subsidiary or equity interests of any Person, in the case of (A) and (B), with a purchase or sale price greater than two million five hundred thousand dollars ($2,500,000);
(iii)sets forth the operational or economic terms of a joint venture, partnership, limited liability company or strategic alliance of CMFT or any CMFT Subsidiary with a third party;
(iv)contains restrictions on the ability of CMFT or any CMFT Subsidiary to pay dividends or other distributions, other than the CMFT Governing Documents or any equivalent organizational or governing documents of any other CMFT Subsidiary;
(v)has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of two million five hundred thousand dollars ($2,500,000);
(vi)provides a right of first refusal or right of first offer of any real property (including any CMFT Property or any portion thereof) having annualized straight-line rents as of June 30, 2021 representing greater than 1.0% of CMFT’s rental revenues for the year ended December 31, 2020, which right of first refusal or right of first offer would be triggered by the consummation of the transactions contemplated by this Agreement; or
(vii)is both (A) not made in the ordinary course of business consistent with past practice and (B) material to CMFT and the CMFT Subsidiaries, taken as a whole.
(c)Each CMFT Material Contract is legal, valid, binding on and enforceable against CMFT or the CMFT Subsidiary that is a party thereto and, to the Knowledge of CMFT, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). CMFT and each CMFT Subsidiary has performed all obligations required to be performed by it under each CMFT Material Contract and, to the Knowledge of CMFT, each other party thereto has performed all obligations required to be performed by it under such CMFT Material Contract, except where in each case the failure to perform, individually or in the aggregate, would not reasonably be expected to be material to CMFT and the CMFT Subsidiaries, taken as a whole. None of CMFT, any CMFT Subsidiary or, to the Knowledge of CMFT, any other party thereto, is in breach or violation of, or default under, any CMFT Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any CMFT Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to CMFT and the CMFT Subsidiaries, taken as a whole. Neither CMFT nor any CMFT Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any CMFT Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.
(d)(i) Neither CMFT nor any CMFT Subsidiary is in receipt of any pending written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any CMFT Material Contract, (ii) no party is exercising, or threatening to exercise, any force majeure or similar provision under any CMFT Material Contract and (iii) no party is seeking to, or threatening to, withhold or otherwise delay amounts payable to CMFT or any CMFT Subsidiary under any CMFT Material Contract as a result of COVID-19 or the COVID-19 Measures (whether or not CMFT or such CMFT Subsidiary granted any forgiveness or deferral).
(e)Neither CMFT nor any CMFT Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.
Section 5.13Taxes.
(a)CMFT and each CMFT Subsidiary has timely filed with the appropriate Governmental Authority all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. CMFT and each CMFT Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and complete copies of all United States federal income Tax Returns that have been filed with the IRS by CMFT and each CMFT Subsidiary with respect to the taxable years ending on or after December 31, 2014 have been made available to INAV. No written claim has been proposed by any Governmental Authority in any jurisdiction where CMFT or any CMFT Subsidiary do not file Tax Returns that CMFT or any CMFT Subsidiary is or may be subject to Tax by such jurisdiction.
(b)Beginning with CMFT’s taxable year ended on December 31, 2014, (i) CMFT has been organized and operated in conformity with the requirements to qualify as a REIT under the Code, (ii) the current and proposed method of operation for CMFT is expected to enable CMFT to continue to meet the requirements for qualification as a REIT, and (iii) CMFT has not taken any action that would, or omitted to take any action the omission of which would reasonably be expected to result in CMFT’s failure to qualify as a REIT, and no challenge to CMFT’s status as a REIT is pending or threatened in writing.
(c)(i) There are no audits, investigations by any Governmental Authority or other proceedings pending or threatened in writing with regard to any material Taxes or material Tax Returns of CMFT or any CMFT Subsidiary; (ii) no deficiency for any material Taxes of CMFT or any CMFT Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect; (iii) neither CMFT nor any CMFT Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time (other than pursuant to an automatic extension to file a Tax Return requested in the ordinary course of business) with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither CMFT nor any CMFT Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions; and (v) neither CMFT nor any CMFT Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).
(d)Each CMFT Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been, since it became a CMFT Subsidiary, treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No CMFT Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.
(e)Neither CMFT nor any CMFT Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor has it disposed of any such asset during its current taxable year.
(f)CMFT and the CMFT Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.
(g)There are no CMFT Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of CMFT threatened to raise, a material claim against CMFT or any CMFT Subsidiary for any breach of any CMFT Tax Protection Agreements. As used herein, “CMFT Tax Protection Agreements” means any written agreement to which CMFT or any CMFT Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests or limited liability company interests in a CMFT Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a CMFT Subsidiary Partnership, CMFT or any CMFT Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “CMFT Subsidiary Partnership” means a CMFT Subsidiary that is treated as a partnership for United States federal income tax purposes.
(h)There are no Tax Liens upon any property or assets of CMFT or any CMFT Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(i)There are no Tax allocation or sharing agreements or similar arrangements (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely CMFT and the CMFT Subsidiaries) with respect to or involving CMFT or any CMFT Subsidiary, and after the Closing Date neither CMFT nor any CMFT Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.
(j)Except for property Tax appeals made in the ordinary course of business, neither CMFT nor any CMFT Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither CMFT nor any CMFT Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.
(k)Neither CMFT nor any CMFT Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any CMFT Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise.
(l)Neither CMFT nor any CMFT Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(m)Neither CMFT nor any CMFT Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(n)Merger Sub is and always has been a disregarded entity for U.S. federal and applicable state and local income tax purposes.
(o)CMFT does not own a direct or indirect interest in any entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.

(p)CMFT’s deduction for dividends paid, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (i) CMFT’s real estate investment trust taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any deduction for dividends paid for such year and (ii) CMFT’s net capital gain for such year.
(q)The CMFT Operating Partnership is properly classified as a disregarded entity for U.S. federal and applicable state and local income tax purposes.
Section 5.14Insurance. All material insurance policies of CMFT and the CMFT Subsidiaries (the “CMFT Insurance Policies”) are in full force and effect and no written notice of cancellation or termination has been received by CMFT or any CMFT Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually, or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any CMFT Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all CMFT Insurance Policies have been paid, and (c) CMFT and the CMFT Subsidiaries have otherwise complied in all material respects with the terms and conditions of all CMFT Insurance Policies.
Section 5.15Benefit Plans.
(a)Other than the CMFT Equity Incentive Plan, CMFT and the CMFT Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither CMFT nor any CMFT Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.
(b)None of CMFT, any CMFT Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).
(c)Neither CMFT nor any CMFT Subsidiary has, or has ever had, any employees.
Section 5.16Related Party Transactions. Except as described in the publicly available CMFT SEC Documents filed with or furnished to the SEC on or after January 1, 2019 and prior to the date hereof, no agreements, arrangements or understandings between CMFT or any CMFT Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among CMFT and CMFT

Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.
Section 5.17Brokers. Other than RBC Capital Markets, LLC, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of CMFT or any CMFT Subsidiary.
Section 5.18Takeover Statutes; Appraisal Rights. Neither CMFT nor any CMFT Subsidiary is, nor at any time during the last two (2) years was, an “interested stockholder” of INAV as defined in Section 3-601 of the MGCL. The CMFT Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger and no other Takeover Statutes are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Pursuant to the CMFT Charter, no dissenters’, appraisal or similar rights are available to the holders of CMFT Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.
Section 5.19Ownership of Merger Sub; No Prior Activities.
(a)Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited liability company membership interests of Merger Sub are owned, directly or indirectly, by CMFT.
(b)Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Merger Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
Section 5.20COVID-19.
(a)Each of CMFT and the CMFT Subsidiaries has complied with all applicable mandatory public health mandates announced by Governmental Authorities to address COVID-19, including the COVID-19 Measures, in all material respects.
(b)Neither CMFT nor any CMFT Subsidiary has incurred any Indebtedness or received any funding (regardless of whether constituting Indebtedness), or applied for any such Indebtedness or funding, pursuant to the Coronavirus Aid, Relief, and Economic Security Act or any other economic relief or stimulus legislation or program, in each case related to COVID-19.
Section 5.21No Other Representations and Warranties; Non-Reliance.

(a)Except for the representations and warranties expressly set forth in this Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither CMFT, nor any Person on behalf of CMFT, has made any representation or warranty, expressed or implied, with respect to CMFT or any CMFT Subsidiary, including their respective businesses, operations, assets (including the CMFT Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding CMFT or any CMFT Subsidiary.
(b)Notwithstanding anything contained in this Agreement to the contrary, CMFT and Merger Sub acknowledge and agree with the representation of INAV in Section 4.22(a), and hereby acknowledge and confirm that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) neither INAV nor any other Person has made or is making, and (ii) CMFT, Merger Sub and their Representatives are not relying on, any representations or warranties relating to INAV whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to CMFT, Merger Sub or any of their Representatives by INAV or its Representatives.
Article 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER
Section 6.1Conduct of Business by INAV.
(a)INAV covenants and agrees that, between the date of this Agreement and the earlier to occur of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by CMFT (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.1(a) of the INAV Disclosure Letter, INAV shall, and shall cause each INAV Subsidiary to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of INAV as a REIT and (C) maintain its material assets and properties in their current condition (normal wear and tear and damage excepted).
(b)Without limiting the foregoing, INAV further covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by CMFT (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.1(b) of the INAV Disclosure Letter, INAV shall not, and shall not cause or permit any INAV Subsidiary to, do any of the following:

(i)amend or propose to amend the INAV Governing Documents or such equivalent organizational or governing documents of any INAV Subsidiary, or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the INAV Charter) under the INAV Charter;
(ii)adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of INAV or any INAV Subsidiary;
(iii)declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of INAV or any INAV Subsidiary or other equity securities or ownership interests in INAV or any INAV Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by INAV of dividends in the ordinary course of business consistent with past practice, (B) the declaration and payment of dividends or other distributions to INAV or any directly or indirectly Wholly Owned INAV Subsidiary by any other directly or indirectly Wholly Owned INAV Subsidiary, and (C) distributions by any INAV Subsidiary that is not wholly owned, directly or indirectly, by INAV, in accordance with the requirements of the organizational documents of such INAV Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), INAV and any INAV Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for INAV to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law);
(iv)other than the withholding of shares to satisfy withholding Tax obligations in respect of INAV Restricted Share Awards outstanding as of the date of this Agreement in accordance with their terms and the INAV Equity Incentive Plan in effect on the date of this Agreement, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of INAV or an INAV Subsidiary or securities convertible or exchangeable into or exercisable therefor;
(v)except for transactions among INAV and one or more Wholly Owned INAV Subsidiaries or among one or more Wholly Owned INAV Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of INAV or any of the INAV Subsidiaries’ capital stock or equity interests, or authorize the issuance, sale, pledge, disposition, grant, transfer or any Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of INAV or any of the INAV Subsidiaries’ capital stock or equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any capital stock of INAV or any of the capital stock or other equity interests of any INAV Subsidiary;
(vi)acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any

Lien upon, any material property or assets, except (A) acquisitions by INAV or any Wholly Owned INAV Subsidiary of or from an existing Wholly Owned INAV Subsidiary, (B) acquisitions or dispositions in the ordinary course of business for consideration less than ten percent (10.0%) of the equity value of INAV per such acquisition or disposition, (C) any disposition of a real property asset for consideration greater than or equal to ninety percent (90%) of the net asset value assigned to such real property asset by the then most recent third party appraisal with respect to such property and (D) leases and Liens in the ordinary course of business;
(vii)incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a Wholly Owned INAV Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of INAV or any of the INAV Subsidiaries, except (A) Indebtedness incurred under INAV’s existing credit facility in the ordinary course of business, (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed fifty million dollars ($50,000,000), (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on INAV compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) and (D) any mortgage Indebtedness in respect of any real property having a loan-to-value ratio not in excess of seventy-five percent (75%);
(viii)make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any Wholly Owned INAV Subsidiary;
(ix)other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any INAV Material Contract (or any Contract that, if existing as of the date hereof, would be an INAV Material Contract) in any material respect, other than (A) any termination or renewal in accordance with the terms of any existing INAV Material Contract that occurs automatically without any action (other than notice of renewal) by INAV or any INAV Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;
(x)authorize, make or commit to make any material capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts, or in conjunction with emergency repairs;
(xi)make any payment, direct or indirect, of any liability of INAV or any INAV Subsidiary before the same comes due in accordance with its terms, other than

(A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;
(xii)waive, release, assign, settle or compromise any material Action, other than waivers, releases, assignments, settlements or compromises that (A) (I) involve only the payment of monetary damages in an amount (less any portion of such payment payable under an existing property-level insurance policy or reserved for such matter by the INAV on the most recent balance sheet included in the INAV SEC Documents as of the date of this Agreement) no greater than five hundred thousand dollars ($500,000) individually or two million dollars ($2,000,000) in the aggregate, (II) do not involve the imposition of injunctive relief against INAV or any INAV Subsidiary or the Surviving Entity and (III) do not provide for any admission of material liability by INAV or any of the INAV Subsidiaries, or (B) are made with respect to any Action involving any present, former or purported holder or group of holders of INAV Common Stock in accordance with Section 7.6(c);
(xiii)(A) hire any employee or engage any independent contractor (who is a natural person), (B) grant any new awards under the INAV Equity Incentive Plan or amend or modify the terms of any INAV Restricted Share Awards outstanding as of the date of this Agreement or (C) become a party to, enter into or otherwise adopt any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;
(xiv)fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2021, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;
(xv)enter into any new line of business;
(xvi)form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;
(xvii)fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;
(xviii)enter into or modify in a manner adverse to INAV any INAV Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund; give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve INAV’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any INAV Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
(xix)take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause INAV to fail to qualify as a REIT or any INAV Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
(xx)adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization except in connection with any transaction permitted by Section 6.1(b)(vi) in a manner that would not reasonably be expected to be materially adverse to INAV or to prevent or impair the ability of INAV to consummate the Merger;
(xxi)make any payment, loan, distribution or transfer of assets to INAV Advisor or its Affiliates (other than INAV and any INAV Subsidiary) except in such amount and as expressly contemplated by this Agreement or the INAV Advisory Agreement;
(xxii)take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the INAV Common Stock with respect to the Merger or any other transactions contemplated by this Agreement;
(xxiii)amend or modify the engagement letter with the INAV Financial Advisor to increase compensation to the INAV Financial Advisor or engage other financial advisors in connection with the transactions contemplated by this Agreement, provided that INAV may engage other financial advisors in the event the INAV Special Committee determines in good faith that any such other financial advisor should be engaged due to conflict considerations; or
(xxiv)authorize, or enter into any Contract or arrangement to do any of the foregoing.
(c)Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit INAV from taking any action, or refraining to take any action, at any time or from time to time (i) if, in the reasonable judgment of the INAV Board, such action or inaction is reasonably necessary (A) for INAV to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (B) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that INAV or any INAV Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (A), making dividend or any other actual, constructive or deemed distribution payments to stockholders of INAV in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii), or (ii) to take actions in good faith to respond to the actual or anticipated effects of COVID-19 or the COVID-19 Measures on INAV or any INAV Subsidiary, including changes in relationships with partners, financing sources, directors, officers, consultants, Affiliates, agents and other business partners.
Section 6.2Conduct of Business by CMFT.
(a)CMFT covenants and agrees that during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by INAV, (3) as may be expressly contemplated by this Agreement or or (4) as set forth in Section 6.2(a) of the CMFT Disclosure Letter, CMFT and Merger Sub shall, and shall cause each of the other CMFT Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of CMFT as a REIT, and (C) maintain its material assets and properties in their current condition (normal wear and tear and damage excepted).
(b)Without limiting the foregoing, CMFT further covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by INAV (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement or (4) as set forth in Section 6.2(b) of the CMFT Disclosure Letter, CMFT and Merger Sub shall not, and shall not cause or permit any CMFT Subsidiary to, do any of the following:
(i)amend or propose to amend the CMFT Governing Documents or such equivalent organizational or governing documents of Merger Sub or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the CMFT Charter) under the CMFT Charter;
(ii)adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of CMFT or any CMFT Subsidiary;
(iii)declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CMFT or any CMFT Subsidiary or other equity securities or ownership interests in CMFT or any CMFT Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by CMFT of dividends in the ordinary course of business consistent with past practice, (B) the declaration and payment of dividends or other distributions to CMFT or any directly or indirectly Wholly Owned CMFT Subsidiary by any other directly or indirectly Wholly Owned CMFT Subsidiary, and (C) distributions by any CMFT Subsidiary that is not wholly owned, directly or indirectly, by CMFT, in accordance with the requirements of the organizational documents of such CMFT Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(iii), CMFT and any CMFT Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for CMFT to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law);
(iv)other than (A) the withholding of shares to satisfy withholding Tax obligations in respect of restricted shares of CMFT Common Stock granted under the CMFT Equity Incentive Plan and (B) in accordance with the share redemption program of CMFT set forth on Section 6.2(b)(iv) of the CMFT Disclosure Letter, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of CMFT or a CMFT Subsidiary or securities convertible or exchangeable into or exercisable therefor;
(v)except for (A) transactions among CMFT and one or more Wholly Owned CMFT Subsidiaries or among one or more Wholly Owned CMFT Subsidiaries and (B) shares of CMFT Common Stock issued pursuant to CMFT’s distribution reinvestment plan, issue, sell, pledge, dispose, encumber or grant any shares of CMFT or any of the CMFT Subsidiaries’ capital stock or equity interests, or authorize the issuance, sale, pledge, disposition, grant, transfer or any Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of CMFT or any of the CMFT Subsidiaries’ capital stock or equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any capital stock of CMFT or any of the capital stock or other equity interests of any CMFT Subsidiary;
(vi)adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except any transaction that would not reasonably be expected to be materially adverse to CMFT or to prevent or impair the ability of CMFT or Merger Sub to consummate the Merger;
(vii)acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material properties or material assets, except (A) acquisitions by CMFT or any Wholly Owned CMFT Subsidiary of or from an existing Wholly Owned CMFT Subsidiary and (B) acquisitions in the ordinary course of business for consideration less than twenty-five percent (25.0%) of the equity value of CMFT per such acquisition; provided, that, notwithstanding the foregoing, nothing in this provision shall prohibit CMFT or any CMFT Subsidiary from originating or acquiring any commercial real estate loan-related assets, or from investing in companies or joint ventures that originate or acquire commercial real estate loan-related assets;

(viii)incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a Wholly Owned CMFT Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of CMFT or any of the CMFT Subsidiaries, except (A) Indebtedness incurred in the ordinary course of business, including under existing or future warehouse facilities and working capital facilities and entering into such facilities, (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed two hundred million dollars ($200,000,000), (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on CMFT compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) and (D) any mortgage Indebtedness in respect of any real property having a loan-to-value ratio not in excess of seventy-five percent (75%);
(ix)fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2021, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;
(x)enter into or modify in a manner adverse to CMFT any CMFT Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund, give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve CMFT’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any CMFT Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
(xi)take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause CMFT to fail to qualify as a REIT or any CMFT Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; or
(xii)authorize, or enter into any Contract or arrangement to do any of the foregoing.
(c)Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit CMFT from taking any action, or refraining to take any action, at any time or from time to time, if, in the reasonable judgment of the CMFT Board, such action or inaction is reasonably necessary (i) for CMFT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time, (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that CMFT or any CMFT Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i), making dividend or any other actual, constructive or deemed distribution payments to stockholders of CMFT in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(iii) or (iii) to take actions in good faith to respond to the actual or anticipated effects of COVID-19 or the COVID-19 Measures on CMFT or any CMFT Subsidiary.
Section 6.3No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (i) CMFT, directly or indirectly, the right to control or direct INAV or any INAV Subsidiary’s operations prior to the Merger Effective Time, or (ii) INAV, directly or indirectly, the right to control or direct CMFT or any CMFT Subsidiary’s operations prior to the Merger Effective Time. Prior to the Merger Effective Time, (i) INAV shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the INAV Subsidiaries’ respective operations and (ii) CMFT shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the CMFT Subsidiaries’ respective operations.
Article 7

ADDITIONAL COVENANTS
Section 7.1Preparation of the Form S-4 and the Proxy Statement; Stockholder Approval.
(a)As promptly as reasonably practicable following the date of this Agreement, (i) INAV shall complete the preparation (with CMFT’s reasonable cooperation) and cause to be filed with the SEC the Proxy Statement in preliminary form with respect to the Stockholders Meeting and (ii) CMFT shall complete the preparation (with INAV’s reasonable cooperation) and cause to be filed with the SEC, a registration statement on Form S-4 under the Securities Act (as amended or supplemented from time to time, the “Form S-4”), which will include the Proxy Statement, to register under the Securities Act the shares of CMFT Common Stock to be issued in the Merger (the “Registered Securities”); each Party agrees to use its respective commercially reasonable efforts to cause such filings to be made no later than the date that is fifteen (15) Business Days from the date hereof. Each of INAV and CMFT shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of INAV and CMFT shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other Party and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement and shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of INAV and CMFT shall promptly notify the other Party upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other Party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC and advise the other Party of any oral comments with respect to the Form S-4 or the Proxy Statement received from the SEC. Each of INAV and CMFT shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC, mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of INAV and CMFT, as applicable, shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to all reasonable comments provided by the other Party. CMFT shall notify INAV, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the Registered Securities, and CMFT shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. CMFT shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Registered Securities, and INAV shall furnish all information concerning INAV and its stockholders as may be reasonably requested in connection with any such actions.
(b)Each of INAV, on behalf of itself and the INAV Subsidiaries, and CMFT, on behalf of itself and the CMFT Subsidiaries, agrees that none of the information supplied or to be supplied by it or such subsidiaries for inclusion or incorporation by reference in (i) the Proxy Statement and any amendment or supplement thereto will, at the time the Form S-4 becomes effective under the Securities Act, at the date of mailing to the stockholders of the INAV, at the time of the Stockholders Meeting and at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (iii) any other document to be filed by INAV or CMFT, respectively, will, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the receipt of the Stockholder Approval, any information relating to CMFT or INAV, or any of their respective

Affiliates, should be discovered by CMFT or INAV which, in the reasonable judgment of CMFT or INAV, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, as applicable, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and CMFT and INAV shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of CMFT and INAV.
(c)Subject to INAV’s rights with respect to a Superior Proposal under Section 7.3, as promptly as practicable after the SEC advises it has no comments or no further comments to the Proxy Statement, INAV shall, in accordance with applicable Law and the INAV Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Stockholders Meeting solely for the purpose of obtaining the Stockholder Approval; provided, that such record date shall not be more than ninety (90) days prior to the date of the Stockholders Meeting. INAV shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to INAV’s stockholders entitled to vote at the Stockholders Meeting and to hold the Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act (provided that there are no outstanding SEC comments on the Proxy Statement and the SEC has not otherwise enjoined mailing or use of the Proxy Statement). INAV shall, through the INAV Board, recommend to its stockholders that they provide the Stockholder Approval, include the INAV Special Committee and INAV Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Stockholder Approval, except to the extent that the INAV Board (upon recommendation of the INAV Special Committee) shall have made an Adverse Recommendation Change as permitted by Section 7.3(b); provided, however, for the avoidance of doubt, no Adverse Recommendation Change shall alter the other obligations under Section 7.1 unless this Agreement shall have been terminated in accordance with its terms prior to the Stockholders Meeting. Notwithstanding the foregoing provisions of this Section 7.1(c), INAV shall have the right to make one or more postponements, recesses or adjournments of the Stockholders Meeting (i) if, on a date for which the Stockholders Meeting is scheduled, INAV has not received proxies representing a sufficient number of shares of INAV Common Stock to obtain the Stockholder Approval, whether or not a quorum is present, or (ii) to the extent necessary to ensure that any amendment or supplement to the Proxy Statement required under applicable Law to be filed with the SEC and/or disseminated to INAV’s stockholders is timely filed with the SEC and/or disseminated to INAV’s stockholders; provided, however, that the Stockholders Meeting shall not be postponed or adjourned to a date that is (A) in the case of clause (i), more than thirty (30) days after the date for which the Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and in the case of clause (ii), more than ten (10) Business Days from the previously scheduled date of such meeting, or (B) more than one hundred twenty (120) days from the record date for the Stockholders Meeting; provided, further, the Stockholders Meeting may not be postponed or adjourned on the date the Stockholders Meeting is scheduled if INAV shall have received proxies in respect of an aggregate number of shares of INAV Common Stock, which have not been withdrawn, such that Stockholder Approval would be obtained at such meeting.
Section 7.2Access to Information; Confidentiality.
(a)During the period from the date of this Agreement to and including the Merger Effective Time, each of the Parties shall, and shall cause each of their respective subsidiaries to, subject to applicable Law and the COVID19 Measures, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books and records that the other Party may reasonably request and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their reasonable best efforts to cause its Representatives to, furnish reasonably promptly to the other Parties a copy of any report, schedule, registration statement or other document filed by it during such period pursuant to the requirements of federal or state securities Laws as the other Party may reasonably request. In connection with such reasonable access to information, each of the Parties shall use their reasonable best efforts to cause its respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing of the Proxy Statement, prior to the Stockholders Meeting, respectively, and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business in accordance with this Agreement (provided, however, that the withholding Party shall use its commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the required consent of such third party to such access or disclosure), (B) of a sensitive or personal nature that would reasonably be expected to expose INAV or CMFT to the risk of liability, (C) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (D) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (E) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder.
(b)Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.
Section 7.3No Solicitation; Superior Proposals.
(a)Except as expressly permitted by this Section 7.3, INAV shall not, and shall cause each of the INAV Subsidiaries and shall direct each of its and their respective directors, officers, Affiliates and Representatives not to, directly or indirectly, (i) initiate, solicit, facilitate or knowingly encourage any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of, or furnish to any Person other than CMFT or its Representatives, any information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain, an Acquisition Proposal, (iii) release any Person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (provided that INAV shall be permitted to waive or to not enforce any provision of any confidentiality agreement, standstill agreement or similar obligation to permit a Person to make a confidential Acquisition Proposal directly to the INAV Special Committee if the INAV Special Committee determines in good faith after consultation with outside legal counsel that any such failure to waive or to not enforce would be inconsistent with the INAV directors’ duties or standard of conduct under Maryland Law), (iv) enter into any Contract contemplating or otherwise relating to an Acquisition Proposal (other than an Acceptable NDA), or (v) take any action to exempt any Person from any Takeover Statute or similar restrictive provision of the INAV Charter, the INAV Bylaws or organizational documents or agreements of any INAV Subsidiary. In furtherance of the foregoing and except as otherwise permitted by this Section 7.3, INAV shall, and shall cause each INAV Subsidiary and each Representative of INAV and the INAV Subsidiaries to, immediately cease any discussions, negotiations or communications with any Person with respect to any Acquisition Proposal or potential Acquisition Proposal and shall immediately terminate all physical and electronic data room access previously granted to any such Person and use reasonable efforts to cause such Person to return or destroy all non-public information concerning INAV and the INAV Subsidiaries to the extent permitted pursuant to any confidentiality agreement with such Person and promptly terminate all physical and electronic data room access granted to such Person.

(b)Notwithstanding anything in this Agreement to the contrary, at any time prior to the time, but not after, Stockholder Approval is obtained, INAV and its Representatives may, in response to an unsolicited, bona fide written Acquisition Proposal that did not result from a material breach of this Section 7.3, (x) contact such Person to clarify the terms and conditions of such Acquisition Proposal and (y)(i) provide information in response to a request therefor by the Person who made such written Acquisition Proposal, provided that (A) such information is provided pursuant to (and only pursuant to) one or more Acceptable NDAs, and (B) INAV, prior to or concurrently with the time such information is provided, provides such information to CMFT, and (ii) engage or participate in any discussions or negotiations with the Person who made such written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (i) or (ii) above, the INAV Special Committee has either determined that such Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal.
(c)INAV will promptly (and in any event no later than twenty-four (24)  hours after receipt thereof) notify CMFT in writing if (i) any Acquisition Proposal is received by INAV or any INAV Subsidiary, (ii) any request for information relating to INAV or any INAV Subsidiary is received by INAV or any INAV Subsidiary from any Person who informs INAV or any INAV Subsidiary that it is considering making or has made an Acquisition Proposal or (iii) any discussions or negotiations are sought to be initiated with INAV or any INAV Subsidiary regarding any Acquisition Proposal, and shall, in any such notice to CMFT, indicate the identity of the Person making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry (and shall include with such notice (A) copies of any written Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any, and (B) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than twenty-four (24)  hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (I) keep CMFT reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (II) provide CMFT with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any. Neither INAV nor any INAV Subsidiary will enter into any agreement with any Person subsequent to the date of this Agreement that prohibits INAV from providing any information to CMFT in accordance with this Section 7.3.
(d)Except as expressly provided in Section 7.3(e), Section 7.3(f), Section 7.3(g) and Section 9.1(c)(ii), neither the INAV Board, nor any committee thereof, nor any group of directors, formally or informally, shall: (i) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to CMFT, the INAV Board Recommendation, (ii) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any Acquisition Proposal, (iii) authorize, cause or permit INAV or any INAV Subsidiary to enter into any Alternative Acquisition Agreement, or (iv) fail to make the INAV Board Recommendation or to include the INAV Board Recommendation in the Proxy Statement (any event described in clause (i), (ii) or this clause (iv), an “Adverse Recommendation Change“).
(e)Notwithstanding anything in this Agreement to the contrary, subject to compliance with the provisions of this Section 7.3(e), if INAV receives an Acquisition Proposal, which Acquisition Proposal did not result from a material breach of this Section 7.3 and is not withdrawn, and the INAV Special Committee determines that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with outside legal counsel and its financial advisor, that failure to effect an Adverse Recommendation Change in connection with such Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal would be inconsistent with the INAV directors’ duties or standard of conduct under Maryland Law, then, provided that Stockholder Approval has not yet been obtained, the INAV Board (based on the recommendation of the INAV Special Committee) may (x) effect an Adverse Recommendation Change and/or (y) enter into an Alternative Acquisition Agreement relating to or implementing the Superior Proposal and terminate this Agreement in accordance with Section 9.1(c)(ii); provided, that, in the case of each of clause (x) and (y), the INAV Board may not take action contemplated by this Section 7.3(e) unless:
(i)INAV has notified CMFT in writing that the INAV Board intends to take such action at least four (4) Business Days (the “Notice Period”) in advance of effecting an Adverse Recommendation Change and/or entering into an Alternative Acquisition Agreement, which notice shall specify in reasonable detail the reasons for such action, describe the material terms of the Superior Proposal and attach the most current version of such agreements (including any amendments, supplements or modifications) between INAV and the party making such Superior Proposal (a “INAV Change Notice”); and
(ii)during the Notice Period following CMFT’s receipt of an INAV Change Notice, INAV shall, and shall direct its outside financial and outside legal advisors to, negotiate in good faith with CMFT (to the extent CMFT wishes to negotiate) to make adjustments to the terms and conditions of this Agreement such that the Superior Proposal ceases to constitute (in the good faith determination of the INAV Special Committee, after consultation with outside legal counsel and outside financial advisors) a Superior Proposal; provided, that any amendment, supplement or modification to any Acquisition Proposal shall be deemed a new Acquisition Proposal and INAV may not enter into any agreement relating to the Superior Proposal pursuant this Section 7.3(e) or make an Adverse Recommendation Change pursuant to this Section 7.3(e) or terminate this Agreement pursuant to Section 9.1(c)(ii) unless INAV has complied with the requirements of this Section 7.3(e) with respect to such new Acquisition Proposal including sending an additional INAV Change Notice (except that the new Notice Period under this Section 7.3(e)(ii) shall be three (3) Business Days instead of four (4) Business Days). Notwithstanding anything in this Section 7.3(e)(ii), neither CMFT’s acceptance nor rejection of INAV’s offer to negotiate pursuant to this Section 7.3(e)(ii) shall have any bearing on CMFT’s right to terminate this Agreement pursuant to Section 9.1(d)(ii) herein.
(f)Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and before Stockholder Approval is obtained, the INAV Special Committee and the INAV Board may, if the INAV Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the duties or standard of conduct of the directors under Maryland Law, make an Adverse Recommendation Change in response to an Intervening Event; provided, that, prior to making such Adverse Recommendation Change, INAV shall have complied with clauses (i) and (ii) of Section 7.3(e).
(g)Nothing in this Section 7.3 or elsewhere in this Agreement shall prevent the INAV Special Committee, the INAV Board or INAV, directly or indirectly, from (i) taking and disclosing to the stockholders of INAV a position with respect to an Acquisition Proposal as contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, (ii) making any required disclosure to the stockholders of INAV under applicable Law, including Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or (iii) making any disclosure to the stockholders of INAV if the INAV Board determines in good faith after consultation with its outside legal counsel (and based on the recommendation of the INAV Special Committee) that the failure to do so would be inconsistent with the duties and standard of conduct of the INAV directors under Maryland Law; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the INAV Special Committee or the INAV Board with respect to this Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if not accompanied by an express public affirmation of the INAV Board Recommendation; provided, further, that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be an Adverse Recommendation Change.
(h)Notwithstanding anything to the contrary contained in this Agreement, none of INAV, any INAV Subsidiary or their respective Affiliates or Representatives shall reimburse or agree to reimburse the fees or expenses of any Person in connection with an Acquisition Proposal (including, for the avoidance of doubt, in connection with any Acceptable NDA but excluding, for the avoidance of doubt, in connection with any acquisition agreement or merger with respect to a Superior Proposal entered into pursuant to this Section 7.3 and resulting in termination of this Agreement pursuant to Section 9.1(c)).
(i)INAV agrees that in the event any Representative of INAV or any INAV Subsidiary takes any action that, if taken by INAV would constitute a violation of this Section 7.3, and such action was taken at the direction or with the prior consent of the INAV Special Committee, then INAV shall be deemed to be in violation of this Section 7.3 for all purposes of this Agreement.
(j)For purposes of this Agreement:

(i)“Acquisition Proposal” means any bona fide proposal or offer from any Person (other than CMFT or any CMFT Subsidiaries) made after the date of this Agreement, whether in one transaction or a series of related transactions, relating to any (A) merger, consolidation, share exchange, business combination or similar transaction involving INAV or any INAV Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X) representing twenty percent (20%) or more of the consolidated assets of INAV, (B) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of INAV or any INAV Subsidiaries that are significant subsidiaries representing twenty percent (20%) or more of the consolidated assets of INAV, (C) issue, sale or other disposition by INAV or any INAV Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the votes associated with the outstanding shares of INAV Common Stock, (D) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the votes associated with the outstanding shares of INAV Common Stock, or (E) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to INAV in which a third party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of INAV Common Stock; provided, however, that the term “Acquisition Proposal” shall not include (I) the Merger or any of the other transactions contemplated by this Agreement or (II) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among INAV and one or more of the INAV Subsidiaries or solely among the INAV Subsidiaries.
(ii)“Intervening Event” means, with respect to INAV, a change in circumstances or development that materially affects the business, assets or operations of INAV and the INAV Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the INAV Board prior to the execution of this Agreement, which change in circumstances or development becomes known to the INAV Board prior to Stockholder Approval being obtained; provided, however, that in no event shall the following events, circumstances or changes in circumstances constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) any effect arising out of or related to the COVID-19 pandemic or COVID19 Measures and (iii) any effect arising out of the announcement or pendency of, or any actions required to be taken pursuant to, this Agreement.
(iii)“Superior Proposal” means a written Acquisition Proposal (except for purposes of this definition, the references in clauses (A) and (B) of the definition of “Acquisition Proposal” to “twenty percent (20%)” shall be replaced with “seventy-five percent (75%)”, and the references in clauses (C) through (E) of the definition of “Acquisition Proposal” to “twenty percent (20%)” shall be replaced with “fifty percent (50%)”)) that the INAV Board (based on the recommendation of the INAV Special

Committee) determines in its good faith judgment (after consultation with its outside legal and financial advisors, and after taking into account (A) all of the terms and conditions of the Acquisition Proposal and this Agreement (as it may be proposed to be amended by CMFT) and (B) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account such legal, financial, regulatory and other aspects of such Acquisition Proposal and conditions to consummation thereof as the INAV Special Committee determines in good faith to be material to such analysis)), to be more favorable from a financial point of view to the stockholders of INAV (in their capacities as stockholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by CMFT) pursuant to Section 7.3(e)(ii).
Section 7.4Public Announcements. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned), provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law if it is not possible to consult with the other Party before doing so. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is executed. The press release and any other communications materials issued in connection with the execution of this Agreement shall reflect the intention on the part of CMFT to increase its distribution rate at the Merger Effective Time to a level that would allow the former INAV stockholders to receive aggregate per annum CMFT distributions in an amount equal to or greater than the annualized amount of INAV’s most recent distribution as of the date of this Agreement; provided, that any future distributions by CMFT shall be subject to prior authorization by the CMFT Board.
Section 7.5Appropriate Action; Consents; Filings.
(a)Upon the terms and subject to the conditions set forth in this Agreement, CMFT shall and shall cause each CMFT Subsidiary and each of their respective Affiliates to, and INAV shall and shall cause each INAV Subsidiary and each of their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement,

(iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments reasonably necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that, notwithstanding anything to the contrary in this Agreement, no Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of such Party, any of its subsidiaries (including subsidiaries of CMFT after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of CMFT after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets; provided, further, that INAV and the INAV Subsidiaries shall not take any of the actions referred to in the proceeding proviso (or agree to take such actions) without CMFT’s prior written consent and CMFT can compel INAV and the INAV Subsidiaries to take any of the actions referred to in the proceeding proviso (or agree to take such actions) if such actions are only effective after the Merger Effective Time.
(b)In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other Parties such necessary information and reasonable assistance as the other Parties may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement. CMFT shall have the right to direct all matters with any Governmental Authority in connection with this Agreement in a manner consistent with its obligations hereunder; provided that, to the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the other Parties on, all the information relating to the other Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, no Party shall, nor shall any Party permit its respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Parties prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.
(c)Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.
Section 7.6Notification of Certain Matters; Transaction Litigation.
(a)CMFT, Merger Sub and their respective Representatives shall give prompt notice to INAV, and INAV and its Representatives shall give prompt notice to CMFT and Merger Sub, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.
(b)CMFT, Merger Sub and their respective Representatives shall give prompt notice to INAV, and INAV and its Representatives shall give prompt notice to CMFT and Merger Sub, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by CMFT, Merger Sub, INAV or their respective Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(a), Section 9.1(c)(i), or Section 9.1(d)(i).
(c)CMFT, Merger Sub and their respective Representatives shall give prompt notice to INAV, and INAV and its Representatives shall give prompt notice to CMFT and Merger Sub, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any CMFT Subsidiary or INAV Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. INAV and its Representatives shall give CMFT the opportunity to reasonably participate in the defense and settlement of any Action against INAV or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and shall consider in good faith CMFT’s advice with respect to such Action, and no settlement in respect of any such Action shall be agreed to without CMFT’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). CMFT and its Representatives shall give INAV the opportunity to reasonably participate in the defense and settlement of any Action against CMFT or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and shall consider in good faith INAV’s advice with respect to such Action, and no settlement in respect of any such Action shall be agreed to without INAV’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).
Section 7.7Indemnification; Directors’ and Officers’ Insurance.
(a)From the Merger Effective Time until the sixth (6th) anniversary of the Merger Effective Time, CMFT shall (and shall cause the Surviving Entity to), to the fullest extent INAV would be permitted to do so under applicable Law and the INAV Governing Documents, (i) indemnify, defend and hold harmless each current and former manager, director, officer, partner, member, trustee, employee and agent of INAV or any of the INAV Subsidiaries or other individuals with rights to indemnification or exculpation pursuant to the INAV Governing Documents or any indemnification agreements of INAV or INAV Subsidiaries (such agreements, the “Additional Indemnification Agreements”) (collectively, the “Indemnified Parties”) against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to (A) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, partner, member, trustee, employee or agent of INAV or any of the INAV Subsidiaries (whether asserted or claimed prior to, at or after the Merger Effective Time) or (B) this Agreement or any of the transactions contemplated by this Agreement, including the Merger (whether asserted or claimed prior to, at or after the Merger Effective Time), and (ii) pay in advance of the final disposition of any such Action the costs and expenses (including reasonable attorneys’ fees that are subject to indemnification hereunder), without the requirement of any bond or other security, in each case to the fullest extent permitted by Law, but subject to CMFT’s or the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, CMFT or the Surviving Entity, as applicable, (x) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action against or of any Indemnified Party for which indemnification may be sought under this Section 7.7 without the Indemnified Party’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such Action that is subject to indemnification by CMFT and the Surviving Entity under this Section 7.7, (y) shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (z) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law. Without limiting the foregoing, and to the extent permitted by applicable Law, each of CMFT and the Surviving Entity agree that during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time, and advancement of expenses now existing in favor of any Indemnified Party as provided in the INAV Governing Documents and Additional Indemnification Agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms.
(b)Prior to the Merger Effective Time, CMFT shall, or shall cause the Surviving Entity to, obtain and fully pay the premium for “tail” insurance policies for the extension of (or the substantial equivalent of) the directors’ and officers’ liability coverage of the existing directors’ and officers’ insurance policies of INAV for a claims reporting or discovery period of six (6) years from and after the Merger Effective Time, on prepaid and non-cancellable terms, for an aggregate cost not in excess of three times the current annual premiums for such insurance. CMFT and the Surviving Entity shall not take any action to terminate or modify the terms of the extended reporting period coverage.
(c)For a period of six (6) years following the Merger Effective Time, the organizational documents of CMFT and any applicable CMFT Subsidiary shall contain provisions no less favorable with respect to indemnification and exculpation from liabilities for acts or omissions and rights to advancement of expenses relating thereto existing in favor of any Indemnified Party than those included in the INAV Governing Documents or any similar organizational documents or agreements of any CMFT Subsidiary. No such provision shall be amended, repealed or otherwise modified for a period of six (6) years following the Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Merger Effective Time, were Indemnified Parties, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.
(d)If CMFT or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of CMFT or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.7.
(e)The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of CMFT, INAV and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise. CMFT shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.7.
Section 7.8Dividends.
(a)In the event that a distribution with respect to the shares of INAV Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of INAV Common Stock on the Closing Date immediately prior to the Merger Effective Time. In the event that a distribution with respect to the shares of CMFT Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of CMFT Common Stock on the Closing Date immediately prior to the Merger Effective Time. INAV shall coordinate with CMFT on the declaration, setting of record dates and payment dates of dividends on INAV Common Stock so that holders of INAV Common Stock (i) do not receive dividends on both INAV Common Stock and CMFT Common Stock received in the Merger in respect of a single distribution period or fail to receive a dividend on either INAV Common Stock or CMFT Common Stock received in the Merger in respect of a single distribution period or (ii) do not receive both a dividend permitted by the proviso to Section 6.2(b)(iii) on CMFT Common Stock and a dividend permitted by the proviso to Section 6.1(b)(iii) on INAV Common Stock received in the Merger or fail to receive either a dividend permitted by the proviso to Section 6.2(b)(iii) on CMFT Common Stock or a dividend permitted by the proviso to Section 6.1(b)(iii) on INAV Common Stock received in the Merger.
(b)In the event that either INAV or CMFT shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.1(b)(iii) or Section 6.2(b)(iii), respectively, it shall notify the other Party at least twenty (20) days prior to the Closing Date, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of INAV, to holders of INAV Common Stock, in an amount per share of INAV Common Stock equal to the product of (A) the dividend declared by CMFT with respect to each share of CMFT Common Stock by (B) the applicable Exchange Ratio, and (ii) in the case of CMFT, to holders of CMFT Common Stock, in an amount per share of CMFT

Common Stock equal to the quotient obtained by dividing (A) the dividend declared by INAV with respect to each share of INAV Common Stock by (B) 2.546. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.8(b) shall be prior to the Closing Date.
Section 7.9Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the CMFT Charter or the INAV Charter on the Merger and the other transactions contemplated by this Agreement.
Section 7.10Tax Matters.
(a)Each of CMFT and INAV shall use its reasonable best efforts (before and, as applicable, after the Merger Effective Time) to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the tax representation letters referred to herein and, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), reporting consistently for all federal, state, and local income Tax or other purposes. Neither CMFT nor INAV shall take any action that would, or fail to take any action the failure of which would, reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.
(b)CMFT shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.2(f) and Section 8.3(e), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in Section 8.2(f) and Section 8.3(e), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (iii) deliver to each of REIT Opinion Counsel and Transaction Opinion Counsel, or other tax counsel to CMFT delivering the opinions referred to herein, a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of CMFT and CMFT Operating Partnership, in form and substance mutually agreeable to INAV and CMFT (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of CMFT and CMFT Operating Partnership reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in clause (ii) of this Section 7.10(b) and the tax opinions described in Section 8.2(f) and Section 8.3(e). The tax representations letters described in clause (iii) above shall also be provided to INAV, and for purposes of the opinion required by Section 8.3(f), INAV may rely on the representation letter provided pursuant to this Section 7.10(b) in connection with making the representations in the tax representation letter provided to Transaction Opinion Counsel for the purposes of the opinion to be issued pursuant to Section 8.3(f).

(c)INAV shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.2(e) and Section 8.3(f), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in Section 8.2(e) and Section 8.3(f), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (iii) deliver to each of REIT Opinion Counsel and Transaction Opinion Counsel, or other tax counsel to INAV delivering the opinions referred to herein, a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of INAV and INAV Operating Partnership, in form and substance mutually agreeable to INAV and CMFT (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of INAV and INAV Operating Partnership reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in clause (ii) of this Section 7.10(c) and the tax opinions described in Section 8.2(e) and Section 8.3(f). The tax representations letters described in clause (iii) above shall also be provided to CMFT, and for purposes of the opinion required by Section 8.2(f), CMFT may rely on the representation letter provided pursuant to this Section 7.10(c) in connection with making the representations in the tax representation letter provided to Transaction Opinion Counsel for the purposes of the opinion to be issued pursuant to Section 8.2(f).
(d)CMFT and INAV shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes. These taxes shall be the obligations of CMFT and the CMFT Subsidiaries without deduction or withholding from or to the Merger Consideration.
(e)With respect to the taxable year of INAV ending with the Merger Effective Time, INAV shall take all necessary actions, including declaring and paying dividends sufficient to satisfy its requirement under Section 857(a)(1), to cause INAV to qualify as a REIT for its shortened taxable year ending with the Merger Effective Time.
Section 7.11Section 16 Matters. Prior to the Merger Effective Time, to the extent permitted by applicable Law, (a) INAV shall take all such steps as may be necessary or appropriate to cause any dispositions of INAV Common Stock (including derivative securities with respect to INAV Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to INAV immediately prior to the Merger Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) CMFT shall take all such steps as may be required to cause any acquisitions of the CMFT Common Stock (including derivative securities with respect to the CMFT Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become subject to the reporting requirements of Section 16(a) of the

Exchange Act with respect to CMFT to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 7.12Cooperation.
(a)INAV shall, and shall cause its Representatives to use its and their respective commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to cooperate with all reasonable requests of CMFT in connection with any amendment, refinancing or replacement of the existing credit facilities of CMFT or any CMFT Subsidiary or of the existing credit facility of INAV or of any other debt facility or instrument of INAV or any INAV Subsidiary as may be sought by CMFT, in its sole and absolute discretion. INAV shall, and shall cause its Representatives to, refrain from taking, directly or indirectly, any action that would reasonably be expected to impair the ability of CMFT to effect such amendment, refinancing or replacement. Following a termination of this Agreement pursuant to Section 9.1(a), (b) (so long as INAV would have been entitled to terminate thereunder) or (c)(i), CMFT shall promptly reimburse INAV for all out-of-pocket expenses actually incurred in connection with fulfilling its obligations pursuant to the first sentence of this Section 7.12.
(b)In the event CMFT and INAV determine to sell any properties (individually or as a portfolio sale, whether in one transaction or a series of related transactions) from similar portfolios, INAV will, to the extent requested by CMFT, reasonably cooperate with CMFT in connection with such proposed sales, including in respect of marketing efforts, negotiations and execution of such sales.
Section 7.13CMFT Board of Directors. The CMFT Board shall take or cause to be taken such action as may be necessary, in each case, to be effective as of the Merger Effective Time to cause one “Independent Director” (as such term is defined in the INAV Charter), as determined by CMFT in , serving as a member of the INAV Board who does not otherwise serve on the CMFT Board to be elected to the CMFT Board effective as of the Merger Effective Time.
Section 7.14INAV Advisor Performance Fee. INAV and CMFT each agree that Schedule 7.14 sets forth an accurate calculation of the performance fee estimated to be payable to INAV Advisor pursuant to the terms of the INAV Advisory Agreement based on the assumptions set forth therein, which INAV Advisory Agreement shall terminate effective as of the Merger Effective Time. For the avoidance of doubt, if the Merger is consummated, INAV Advisor has agreed to waive the performance fee and, thus, no performance fee shall be payable to INAV Advisor by INAV other than that to which it would be entitled in the absence of the Merger.
Article 8

CONDITIONS
Section 8.1Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties (which, in the case of INAV, means waiver by the INAV Special Committee and, in the case of CMFT, means waiver by the CMFT Special Committee) at or prior to the Merger Effective Time of the following conditions:
(a)Authorizations. All consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Section 8.1(a) of the INAV Disclosure Letter and Section 8.1(a) of the CMFT Disclosure Letter shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated.
(b)Stockholder Approval; Charter Amendment. The Stockholder Approval shall have been obtained in accordance with applicable Law, the INAV Charter and the INAV Bylaws. The Charter Amendment shall have become effective pursuant to the MGCL.
(c)No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.
(d)Form S-4. The Form S-4 shall have been declared effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.
Section 8.2Conditions to Obligations of CMFT and Merger Sub. The obligations of CMFT and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by CMFT (which means waiver by the CMFT Special Committee), at or prior to the Merger Effective Time, of the following additional conditions:
(a)Representations and Warranties. (i) The representations and warranties of INAV set forth in the Fundamental Representations (except the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time as though made as of the Merger Effective Time, (iii) the representation and warranty of INAV set forth in Section 4.6(c) (Absence of Certain Changes and Events) shall be true and correct in all respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iv) each of the other representations and warranties of INAV contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or INAV Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have an INAV Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i) through (iv) only on and as of such date.
(b)Performance of Covenants and Obligations of INAV. INAV shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.
(c)Absence of Material Adverse Change. Since the date of this Agreement, no event, circumstance, change, effect, development, condition or occurrence shall exist or have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, an INAV Material Adverse Effect.
(d)Delivery of Certificate. INAV shall have delivered to CMFT a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of INAV, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.
(e)REIT Opinion. CMFT shall have received a written opinion of REIT Opinion Counsel or other nationally recognized tax counsel to INAV reasonably satisfactory to CMFT, dated as of the Closing Date and in form and substance reasonably satisfactory to CMFT, to the effect that, commencing with INAV’s taxable year that ended on December 31, 2014, INAV has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its prior, current and proposed ownership, organization and method of operation have enabled and will enable INAV to continue to meet the requirements for qualification and taxation as a REIT under the Code through the Merger Effective Time, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by INAV and INAV Operating Partnership.
(f)Section 368 Opinion. CMFT shall have received a written opinion of Transaction Opinion Counsel, or other nationally recognized tax counsel to CMFT, dated as of the Closing Date, in form and substance reasonably acceptable to CMFT, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.10.
Section 8.3Conditions to Obligations of INAV. The obligations of INAV to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by INAV (which means waiver by the INAV Special Committee) at or prior to the Merger Effective Time, of the following additional conditions:
(a)Representations and Warranties. (i) The representations and warranties of CMFT and Merger Sub set forth in the Fundamental Representations (except the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a) (Capital Structure)), shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time as though made as of the Merger Effective Time, (iii) the representation and warranty set forth in Section 5.6(c) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iv) each of the other representations and warranties of CMFT and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or CMFT Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a CMFT Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i) through (iv) only on and as of such date.
(b)Performance of Covenants and Obligations of CMFT and Merger Sub. CMFT and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing.
(c)Absence of Material Adverse Change. Since the date of this Agreement, no event, circumstance, change, effect, development, condition or occurrence shall exist or have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a CMFT Material Adverse Effect.
(d) Delivery of Certificate. CMFT shall have delivered to INAV a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of CMFT certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.
(e)REIT Opinion. INAV shall have received a written opinion of REIT Opinion Counsel, or other nationally recognized tax counsel to CMFT reasonably satisfactory to INAV, dated as of the Closing Date and in form and substance reasonably satisfactory to INAV, to the effect that, commencing with CMFT’s taxable year that ended on December 31, 2012, CMFT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its prior, current and proposed ownership, organization and method of operation have enabled and will enable CMFT to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by CMFT and CMFT Operating Partnership.
(f)Section 368 Opinion. INAV shall have received a written opinion of Transaction Opinion Counsel, or other nationally recognized tax counsel to INAV, dated as of the Closing Date, in form and substance reasonably acceptable to INAV, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.10.
Article 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER
Section 9.1Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Merger Effective Time, notwithstanding receipt of the Stockholder Approval (except as otherwise specified in this Section 9.1):
(a)by mutual written consent of each of CMFT (with the approval of the CMFT Special Committee) and INAV (with the approval of the INAV Special Committee);
(b)by either CMFT (with the approval of the CMFT Special Committee) or by INAV (with the approval of the INAV Special Committee):
(i)if the Merger shall not have occurred on or before 11:59 p.m., New York City time, on May 30, 2022 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (or, in the case of CMFT, Merger Sub) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the primary cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;
(ii)if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (or, in the case of CMFT, Merger Sub) to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement; or

(iii)if the Stockholder Approval shall not have been obtained at the Stockholders Meeting (unless such meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the Stockholder Approval was primarily due to the failure of a Party to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement;
(c)by INAV (with the approval of the INAV Special Committee):
(i)if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of CMFT or Merger Sub set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied (a “CMFT Terminating Breach”), which breach or failure to perform or comply cannot be cured, or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from INAV to CMFT and two (2) Business Days before the Outside Date; provided, however, that INAV shall not have such right to terminate this Agreement if an INAV Terminating Breach shall have occurred and be continuing at the time INAV delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or
(ii)at any time before Stockholder Approval is obtained, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the provisions of Section 7.3; provided, however, that INAV shall have complied with Section 7.3 and shall have paid or shall concurrently pay to CMFT in full the Termination Payment in accordance with Section 9.3(b).
(d)by CMFT (with the approval of the CMFT Special Committee):
(i)if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of INAV set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “INAV Terminating Breach”), which breach or failure to perform or comply cannot be cured, or if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from CMFT to INAV and two (2) Business Days before the Outside Date; provided, however, that CMFT shall not have such right to terminate this Agreement if a CMFT Terminating Breach shall have occurred and be continuing at the time CMFT delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or
(ii)if, at any time prior to the receipt of the Stockholder Approval, (A) the INAV Board has made an Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of INAV Common Stock that constitutes an Acquisition Proposal is commenced and the INAV Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of INAV and to publicly reaffirm the INAV Board Recommendation within ten (10) Business Days of being requested to do so by CMFT or (C) INAV shall have breached or failed to comply in any material respect with any of its obligations under Section 7.3.
Section 9.2Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties, in accordance with the provisions of Section 10.2, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of CMFT, Merger Sub or INAV, except that the Confidentiality Agreement and the provisions of Section 4.22 (No Other Representations and Warranties; Non-Reliance), Section 5.21 (No Other Representations and Warranties; Non-Reliance), this Section 9.2, Section 9.3 (Fees and Expenses) and Article 10 (General Provisions) shall survive the termination of this Agreement; provided, that no such termination shall relieve any Party from any liability or damages resulting from any intentional and willful material breach (or failure to perform) that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act (or failure to act) would cause a breach of this Agreement.
Section 9.3Fees and Expenses.
(a)Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated; provided that the Parties will share equally any Form S-4 filing fees as may be required to consummate the transactions contemplated by this Agreement.
(b)In the event that this Agreement is terminated:
(i)by INAV or CMFT pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and, (A) prior to the Stockholders Meeting, an Acquisition Proposal with respect to INAV has been publicly announced, disclosed or otherwise communicated to INAV’s stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal (and such Acquisition Proposal or intention shall not have been publicly withdrawn on a bona fide basis without qualification at least three (3) Business Days prior to the Outside Date (with respect to a termination pursuant to Section 9.1(b)(i)) or the Stockholders Meeting (with respect to a termination pursuant to Section 9.1(b)(iii))) and (B) within twelve (12) months after the date of such termination, (I) a transaction in respect of an Acquisition Proposal with respect to INAV is consummated, (II) INAV enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is actually consummated thereafter, or (III) INAV recommends to stockholders of INAV or fails to recommend against an Acquisition Proposal structured as a tender offer or exchange offer and such Acquisition Proposal is actually consummated thereafter (with, for all purposes of clause (I), (II) and (III) of this Section 9.3(b)(i), all percentages included in clauses (A) and (B) of the definition of “Acquisition Proposal” increased to 75%, and all percentages in clauses (C) through (E) of the definition of “Acquisition Proposal” increased to 50%), then INAV shall pay to CMFT (1) the Termination Payment and (2) up to two million six hundred seventy-five thousand dollars ($2,675,000) as reimbursement for CMFT’s Expenses;
(ii)by INAV pursuant to Section 9.1(c)(ii), then INAV shall pay to CMFT an amount equal to (A) the Termination Payment and (B) up to two million six hundred seventy-five thousand dollars ($2,675,000) as reimbursement for CMFT’s Expenses;
(iii)by CMFT pursuant to Section 9.1(d)(ii), then INAV shall pay to CMFT (A) the Termination Payment and (B) up to two million six hundred seventy-five thousand dollars ($2,675,000) as reimbursement for CMFT’s Expenses;
(iv)by INAV pursuant to Section 9.1(c)(i), then CMFT shall pay to INAV an amount up to two million six hundred seventy five thousand dollars ($2,675,000) as reimbursement for INAV’s Expenses; or
(v)by CMFT pursuant to Section 9.1(d)(i), then INAV shall pay to CMFT an amount up to two million six hundred seventy five thousand dollars ($2,675,000) as reimbursement for CMFT’s Expenses.
(c)Termination Payment. The Parties agree and acknowledge that in no event shall INAV be required to pay the applicable Termination Payment on more than one occasion. Payment of the Termination Payment and reimbursement of Expenses, as applicable, shall be made by wire transfer of same day funds to the account or accounts designated by CMFT, (i) in the case of any amount payable pursuant to Section 9.3(b)(i), immediately prior to or concurrently with the earlier of (A) the execution of definitive documentation providing for any transaction contemplated by an Acquisition Proposal and (B) the consummation of any Acquisition Proposal; (ii) immediately prior to or concurrently with termination in the case of any amount payable pursuant to Section 9.3(b)(ii) or if such day is not a Business Day, no later than the immediately following Business Day; and (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of any amount payable pursuant to Section 9.3(b)(iii), Section 9.3(b)(iv) or Section 9.3(b)(v).
(d)Notwithstanding anything in this Agreement to the contrary, in the event that the Termination Payment becomes payable and is paid hereunder, then such payment (together with any Expenses or other amounts payable pursuant to Section 9.3(b) or Section 9.3(e)) shall be CMFT’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against INAV and the INAV Subsidiaries and their respective Representatives in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby.
(e)Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that INAV shall fail to pay the applicable Termination Payment when due, INAV shall reimburse CMFT for all reasonable costs and expenses actually incurred or accrued by CMFT (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if one Party to this Agreement (the “Termination Payor”) fails to timely pay any amount due to the other Party (the “Termination Payee”) pursuant to Section 9.3(b) and, in order to obtain the payment, the Termination Payee commences an Action that results in a judgment against the Termination Payor for the payment set forth in this Section 9.3, the Termination Payor shall pay to the Termination Payee its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at a rate per annum equal to the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.
(f)If the Termination Payor becomes obligated to pay a fee under this Section 9.3, then, if requested by the Termination Payee, the Termination Payor shall deposit into escrow an amount in cash equal to the applicable Termination Payment with an escrow agent selected by the Termination Payee, after reasonable consultation with the Termination Payor, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3(f) and otherwise reasonably acceptable to the Termination Payor and the escrow agent. The payment or deposit into escrow of the applicable Termination Payment shall be made by INAV in accordance with the timing set forth in Section 9.3(c) or, at the Termination Payee’s reasonable request, promptly after receipt of notice from the Termination Payee that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the Termination Payment in escrow or the applicable portion thereof shall be released to the Termination Payee on an annual basis based upon the delivery by the Termination Payee to the escrow agent of any one (or a combination) of the following:
(i)a letter from the Termination Payee’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of the Termination Payee determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(I) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to the Termination Payee such maximum amount stated in the accountant’s letter;
(ii)a letter from the Termination Payee’s counsel indicating that the Termination Payee received a private letter ruling from the IRS holding that the receipt by the Termination Payee of the applicable Termination Payment would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Termination Payee the remainder of the applicable Termination Payment; or
(iii)a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a tax opinion from the Termination Payee’s outside counsel or accountant, respectively, to the effect that the receipt by the Termination Payee of the applicable Termination Payment should either constitute Qualifying REIT

Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Termination Payee the remainder of the applicable Termination Payment.
If the Termination Payee is INAV, the Escrow Agreement shall further provide that, at the end of the third calendar year beginning after the date on which the Termination Payor’s obligation to pay the Termination Payment arose (or earlier if directed by the Termination Payee), any remaining amount then being held in escrow by the escrow agent shall be disbursed to the Termination Payor and, in the event the Termination Payment has not by then been paid in full, such unpaid portion shall never be due. The Parties agree to cooperate in good faith to amend this Section 9.3(f) at the reasonable request of the Termination Payee in order to (A) maximize the portion of the applicable Termination Payment that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the Termination Payee’s chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(f) or (C) assist the Termination Payee in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(f). The Escrow Agreement shall provide that the Termination Payee shall bear all costs and expenses under the Escrow Agreement. The Termination Payor shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on the Termination Payor in connection therewith).

Article 10

GENERAL PROVISIONS
Section 10.1Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Merger Effective Time or the full force and effect of Article 1, this Article 10 or the definitions of capitalized terms not substantively defined in Article 1.
Section 10.2Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given or made on the date of receipt by the recipient thereof if received on or prior to 11:59 p.m., New York City time, if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a portable document form (pdf) attachment (providing confirmation of transmission (other than by automatic response)) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a)if to INAV to:
Special Committee of the Board of Directors
c/o CIM Income NAV, Inc.
2398 East Camelback Road, 4th Floor
Phoenix, Arizona 85016
Attn: Roger D. Snell
E-mail: roger@rdsnell.com

with copies (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP
Atlantic Station, Suite 1700
201 17th Street NW
Atlanta, Georgia 30363
Attn: Michael K. Rafter
E-mail: mike.rafter@nelsonmullins.com

Shapiro Sher Guinot & Sandler, P.A.
250 West Pratt Street, Suite 2000
Baltimore, Maryland 21201
Attn: William E. Carlson
E-mail: wec@shapirosher.com

(b)if to CMFT or Merger Sub to:
Special Committee of the Board of Directors
c/o CIM Real Estate Finance Trust, Inc.
2398 East Camelback Road, 4th Floor
Phoenix, Arizona 85016
Attn: T. Patrick Duncan
E-mail: tpdunc@icloud.com
with copies (which shall not constitute notice) to:
Sullivan & Cromwell LLP
1888 Century Park East, 21st Floor
Los Angeles, CA 90067
Attn: Patrick S. Brown
E-mail: brownp@sullcrom.com
Venable LLP
750 East Pratt Street
Baltimore, Maryland 21202
Attn: Sharon A. Kroupa
E-Mail: skroupa@venable.com

Section 10.3Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.
Section 10.4Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (electronically by email or facsimile) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in portable document form (pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 10.5Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibit, Schedules, the CMFT Disclosure Letter and the INAV Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 7.7 (Indemnification; Directors’ and Officers’ Insurance), which, from and after the Merger Effective Time, shall be for the benefit of the Indemnified Parties, are not intended to confer upon any Person other than the Parties hereto any rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the Parties and any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.6 without notice or liability to any other Person. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 10.6Amendment; Extension; Waiver. At any time prior to the Merger Effective Time, the Parties may, to the extent permitted under applicable Law and except as otherwise set forth herein, (a) amend any provision of this Agreement, (b) extend the time for the performance of any of the obligations or other acts of the other Parties, (c) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (d) waive compliance with any of the agreements or conditions contained in this Agreement. Any such amendment of this

Agreement shall be valid only if specifically set forth in an instrument in writing signed on behalf of all Parties. Any such grant by a Party of an extension or waiver in respect of any provision of this Agreement shall be valid only if specifically set forth in an instrument in writing by such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except to the extent expressly provided otherwise in Section 9.3 (Fees and Expenses).
Section 10.7Governing Law; Venue.
(a)This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).
(b)All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such Action except in such courts, (iii) agrees that any claim in respect of any Action may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any such Action, (v) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such dispute and (vi) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.
Section 10.8Assignment. Except as may be required to satisfy the obligations contemplated by Section 7.7 (Indemnification; Directors’ and Officers’ Insurance), neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns, and any attempted or purported assignment or delegation in violation of this Section 10.8 shall be null and void.
Section 10.9Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the effective time of any termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law. To the extent any Party brings an Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an Action to specifically enforce any provision that survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (a) the twentieth (20th) Business Day following the resolution of such Action, or (b) such other time period established by the court presiding over such Action.
Section 10.10Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY and UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (a) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) ACKNOWLEDGES THAT IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND THAT IT MAKES THIS WAIVER VOLUNTARILY AND (c) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.
Section 10.11Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

CIM REAL ESTATE FINANCE TRUST, INC.
By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	Chairman of the Board, President and Chief Executive Officer
CYPRESS MERGER SUB, LLC
By:	CIM Real Estate Finance Trust, Inc., its sole member
By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	Chairman of the Board, President and Chief Executive Officer

(Signature Page to Agreement and Plan of Merger)

CIM INCOME NAV, INC.
By:	/s/ Nathan DeBacker
Name:	Nathan DeBacker
Title:	Chief Financial Officer and Treasurer

(Signature Page to Agreement and Plan of Merger)

EXHIBIT A

Form of Charter Amendment

CIM INCOME NAV, INC.

ARTICLES OF AMENDMENT

CIM Income NAV, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended by deleting the definitions of “Roll-Up Entity” and “Roll-Up Transaction” in Article IV of the Charter in their entirety.

SECOND: The Charter is hereby further amended by deleting the existing Article XIII of the Charter in its entirety and substituting in lieu thereof a new Article XIII as follows:

The Corporation reserves the right from time to time to make any amendment to the Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any Shares. All rights and powers conferred by the Charter on Stockholders, Directors and officers are granted subject to this reservation. Except for those amendments permitted to be made without Stockholder approval under Maryland law or by specific provision in the Charter, any amendment to the Charter shall be valid only if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, including without limitation, (a) any amendment which would adversely affect the rights, preferences and privileges of the Stockholders; (b) any amendment to Sections 7.2, 7.5 and 7.11 of Article VII, Article IX, Article X and Article XII hereof and this Article XIII (or any other amendment of the Charter that would have the effect of amending such sections); and (c) any amendment to the Investment Objectives.

THIRD: The Charter is hereby further amended by deleting the existing Article XIV of the Charter in its entirety.

FOURTH: The Charter is hereby further amended by renumbering existing Article XV of the Charter as Article XIV.

FIFTH: The foregoing amendments have been duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

SIXTH: These Articles of Amendment shall become effective at [____ p.m.], Eastern time, on [___].

SEVENTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

- signature page follows-

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its ________________ and attested to by its ______________ on this _____ day of _______________, __________.

ATTEST: By: Name: Title:	CIM Income NAV, INC. By: Name: Title: